Exhibit 99.1

Rapid portfolio transition, robust liquids growth among highlights of Encana’s strong second quarter

Calgary, Alberta (July 24, 2014) TSX, NYSE: ECA

Encana’s strong second quarter of 2014 saw the company continue to make faster than expected progress in the execution of its strategy, with the reporting period highlighted by the acquisition of Eagle Ford assets for a sixth growth area, the highly successful initial public offering (IPO) of PrairieSky Royalty Ltd. (PrairieSky) and impressive liquids production growth.

“We had a strong second quarter off of the back of a very good first quarter, and we’re meeting or exceeding our targets in every area of our business since announcing our new strategy eight months ago,” says Doug Suttles, Encana’s President & CEO. “The divestitures that we executed over the past three months have unlocked value from our asset base and simplified our business model, allowing us to stay focused on our highest-value opportunities. This was complemented by strong operating performance that saw our teams deliver on liquids growth targets and achieve significant year-over-year cost savings.”

The company achieved strong second quarter liquids growth from the five growth areas identified in last November’s strategy launch. Oil production of 34,200 barrels per day (bbls/d) represented a 49 percent year-over-year increase, while 34,000 bbls/d of natural gas liquids production represented 38 percent growth. Year-to-date, the growth areas have received approximately 80 percent of Encana’s total capital investment and recorded a 50 percent increase in net wells drilled.

“We have been growing our liquids production more quickly than expected,” says Suttles. “We are making excellent progress in our growth areas while at the same time delivering stronger than expected results from our base assets. Our operational performance and continued attention to cost efficiencies are helping to drive us towards higher margins and more profitable growth.”

The transaction to acquire a sixth growth area in the Eagle Ford play closed on June 20, accelerating Encana’s liquids production growth as the south Texas-based play is projected to double the company’s current oil production. Natural gas production for the second quarter, meanwhile, was slightly over 2.5 billion cubic feet per day (Bcf/d), down eight percent on a year-over-year basis primarily due to recent divestitures of large natural gas-producing properties.

Encana generated cash flow of approximately $656 million or $0.89 per share in the second quarter of 2014; operating earnings of $171 million or $0.23 per share; and net earnings attributable to common shareholders of $271 million or $0.37 per share. Year-to-date, the company has reported cash flow of approximately $1.8 billion for a 41 percent rise year-over-year, while $686 million in operating earnings and $387 million in net earnings attributable to common shareholders are increases of 61 percent and 29 percent, respectively, from 2013 levels.

Encana continued to enhance its financial strength through a quarter of rapid portfolio transition. Proceeds received from the IPO and divestitures transactions, along with year-to-date free cash flow of approximately $679 million, contributed to a strong period-end balance of approximately $2.7 billion in cash and cash equivalents. As a result of the strong results achieved thus far in 2014, the company has increased its cash flow guidance from $2.9-$3.0 billion to $3.4-$3.6 billion. Encana has also increased its upstream capital investment guidance to $2.6-$2.7 billion, up from $2.3-$2.4 billion, largely attributable to the planned capital expenditures in the newly acquired Eagle Ford position.

Second quarter report

for the period ended June 30, 2014

The company also now expects 2014 total liquids production of 86,000 to 91,000 bbls/d, up from previous guidance projections of 68,000 to 73,000 bbls/d.

“We continue to successfully execute on our strategy and meet our key benchmarks,” says Suttles. “We are transitioning our portfolio while delivering strong operating performance and maintaining the balance sheet strength necessary for us to be opportunistic. Our second quarter results have us well positioned for further success in the second half of the year.”

The updated 2014 guidance can be downloaded from http://www.encana.com/investors/financial/corporate-guidance.html.

Activities in the quarter

•	Completed the acquisition of certain properties in the Eagle Ford play in south Texas for approximately $2.9 billion, after closing adjustments.

•	Entered into an agreement with Jupiter Resources Inc. to sell Encana’s Bighorn assets in west-central Alberta for approximately $1.8 billion, before closing adjustments. This transaction is expected to close by the end of the third quarter of 2014.

•	Closed the sale of natural gas properties in Wyoming’s Jonah field for proceeds of approximately $1.6 billion, after closing adjustments.

•	Closed the majority of the sale of East Texas properties for proceeds of approximately $427 million of the total anticipated purchase price of approximately $530 million. It is expected the balance of the transaction will close in the third quarter of 2014.

•	Entered into an agreement to sell Encana’s Cavalier power plant near Strathmore, Alberta, as well as the company’s 50 percent interest in a power plant in Balzac, Alberta.

•	Divested a majority of the U.S.-based assets of Encana Natural Gas Inc., an indirect, wholly owned subsidiary.

•	Sold interest, including liquefied natural gas (LNG) equipment, in the Elmworth, Alberta LNG production facility.

•	Completed the IPO of 52.0 million common shares of PrairieSky on May 29, 2014, at an offering price of C$28.00 per common share. On June 3, 2014, Encana announced that the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares at a price of C$28.00 per common share was exercised in full. The aggregate proceeds from the IPO were approximately C$1.67 billion. Subsequent to the IPO, Encana owns 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

Operational highlights

•	DJ Basin: Drilling cycle times are averaging three days below the 2013 average of 14 days. During the second quarter, Encana successfully drilled three 10,000-foot laterals as the company continued to optimize well design.

•	Montney: Seven wells brought on stream in the second quarter are exceeding expectations with initial production rates of 12 to 14 million cubic feet per day (MMcf/d). The company is currently drilling on three pad sites in the Pipestone area and achieving drilling costs of about $3 million per well, a nine percent improvement compared to the first quarter of 2014.

•	San Juan: Encana continues to advance commercial development with second and third rigs added into the play during the second quarter. Well performance has consistently been at or above expectations with initial production rates between 400 to 500 bbls/d of oil. Encana continues to work with the Bureau of Land Management to streamline the well permitting process.

•	Duvernay: Encana is currently drilling on three eight-well pads in the Simonette area of the play. Ten high-intensity completion horizontal wells in Simonette are meeting or exceeding expectations, with initial production averaging about 1,300 barrels of oil equivalent per day (boe/d) per well. Spud to rig release times have improved by an average of 17 days since the first quarter, resulting in cost savings of approximately $1.5 million per well. Five rigs are currently running in the play.

•	Tuscaloosa Marine Shale: All wells drilled in the play so far in 2014 are generally meeting expectations. Six net wells have been drilled year-to date and two rigs will run through to year-end.

•	Eagle Ford: Encana completed the acquisition of its Eagle Ford position on June 20. Three rigs are currently operating in the area and one additional rig is scheduled by year-end.

Encana Corporation	2	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2014

Encana added to its risk management program in the quarter

At June 30, 2014, Encana has hedged approximately 2,138 MMcf/d of expected July to December 2014 natural gas production at an average price of $4.17 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 30.4 thousand barrels per day (Mbbls/d) of expected July to December 2014 oil production using WTI fixed price contracts at an average price of $97.34 per bbl.

Dividend declared

On July 23, 2014, the Board declared a dividend of $0.07 per share payable on September 30, 2014, to common shareholders of record as of September 15, 2014.

Second Quarter Highlights

Financial Summary

(for the period ended June 30) ($ millions, except per share amounts)	Q2 2014	Q2 2013
Cash flow[1]	656	665
Per share diluted	0.89	0.90
Operating earnings[1]	171	247
Per share diluted	0.23	0.34

Earnings Reconciliation Summary

Net earnings attributable to common shareholders	271	730
After tax (addition) deduction:
Unrealized hedging gain (loss)	8	332
Restructuring charges	(5)	—
Non-operating foreign exchange gain (loss)	156	(162)
Gain (loss) on divestiture	135	—
Income tax adjustments	(194)	313
Operating earnings[1]	171	247
Per share diluted	0.23	0.34

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 4.

Production Summary

(for the period ended June 30) (After royalties)	Q2 2014	Q2 2013	% Δ
Natural gas (MMcf/d)	2,541	2,766	-8
Liquids (Mbbls/d)	68.2	47.6	+43

Second Quarter Natural Gas and Liquids Prices

	Q2 2014	Q2 2013
Natural gas
NYMEX ($/MMBtu)	4.67	4.09
Encana realized gas price[1] ($/Mcf)	4.08	4.17
Oil and NGLs ($/bbl)
WTI	102.99	94.17
Encana realized liquids price[1]	69.53	68.25

[1]	Realized prices include the impact of financial hedging.

Encana Corporation	3	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2014

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Encana Corporation	4	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2014

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to continue to focus investment on a limited number of oil and liquids-rich plays; the company’s expectation to meet or exceed the targets in every area of the business; maintaining operational excellence, balance sheet strength and a balanced commodity portfolio; the company’s expectation to be well positioned for further success in the second half of the year; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the expectation that the Eagle Ford play will double the company’s current oil production; the company’s expectation to continue to successfully execute on its strategy and meet key benchmarks; the expected closing dates of the Bighorn and East Texas transactions and the expectation that any closing conditions will be satisfied and regulatory approvals will be obtained; the anticipated purchase price for the East Texas properties; anticipated drilling and number of rigs and the success thereof and anticipated production from wells (including in the DJ Basin, Montney, San Juan, Duvernay and Tuscaloosa Marine Shale growth areas); anticipated well costs; anticipated capital expenditures for 2014; anticipated cash flow for 2014; anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations

Encana Corporation	5	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2014

will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.40 Bcf/d and 2.50 Bcf/d of natural gas and 86,000 bbls/d to 91,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	6	Second Quarter Interim Report

Second quarter report

for the period ended June 30, 2014

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended June 30, 2014 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated July 23, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings Attributable to Common Shareholders to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); thousand cubic feet equivalent (“Mcfe”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent per day (“MMcfe/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana Corporation		Management’s Discussion and Analysis
	7	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at June 30, 2014 can be found in the Results Overview section of this MD&A and in Note 20 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

There has been no significant change in reportable segments as a result of the business strategy announced in November 2013. Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation		Management’s Discussion and Analysis
	8	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Results Overview

Highlights

In the three months ended June 30, 2014, Encana reported:

•	Cash Flow of $656 million, Operating Earnings of $171 million and Net Earnings Attributable to Common Shareholders of $271 million.

•	Average realized natural gas prices, including financial hedges, of $4.08 per Mcf. Average realized oil prices, including financial hedges, of $89.55 per bbl. Average realized NGL prices of $49.39 per bbl.

•	Average natural gas production volumes of 2,541 MMcf/d and average oil and NGL production volumes of 68.2 Mbbls/d.

•	Gain on divestiture of certain natural gas properties in the Jonah field in Wyoming (“Jonah properties”) of $212 million, before tax.

•	Realized financial commodity hedging losses of $102 million, before tax.

•	Dividends paid of $0.07 per share.

In the six months ended June 30, 2014, Encana reported:

•	Cash Flow of $1,750 million, Operating Earnings of $686 million and Net Earnings Attributable to Common Shareholders of $387 million.

•	Average realized natural gas prices, including financial hedges, of $4.99 per Mcf. Average realized oil prices, including financial hedges, of $88.00 per bbl. Average realized NGL prices of $51.64 per bbl.

•	Average natural gas production volumes of 2,675 MMcf/d and average oil and NGL production volumes of 68.0 Mbbls/d.

•	Realized financial commodity hedging losses of $243 million, before tax.

•	Dividends paid of $0.14 per share.

•	Long-term debt repayment and redemption totaling $1,000 million.

•	Cash and cash equivalents of $2,658 million at period end.

Significant developments for the Company during the six months ended June 30, 2014 included the following:

•	Announced an agreement with Jupiter Resources Inc. (“Jupiter”) on June 27, 2014 to sell the Company’s Bighorn assets located in west central Alberta for approximately $1.8 billion, before closing adjustments. The transaction is subject to satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the third quarter of 2014 with an effective date of May 1, 2014.

•	Completed the acquisition of certain properties in the Eagle Ford shale formation in south Texas (“Eagle Ford”) on June 20, 2014 for approximately $2.9 billion, after closing adjustments. The transaction has an effective date of April 1, 2014.

•	Closed the majority of the sale of certain properties in East Texas on June 19, 2014 for proceeds of approximately $427 million of the total anticipated purchase price of approximately $530 million. The Company expects to close the balance of the transaction in the third quarter of 2014.

Encana Corporation		Management’s Discussion and Analysis
	9	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

•	Completed the initial public offering (the “Offering”) of 52.0 million common shares of PrairieSky Royalty Ltd. (“PrairieSky”) on May 29, 2014, at an offering price of C$28.00 per common share. On June 3, 2014, Encana announced that the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares at a price of C$28.00 per common share was exercised in full. The aggregate proceeds from the Offering were approximately C$1.67 billion. Prior to the Offering, PrairieSky acquired Encana’s royalty business assets in Clearwater located predominantly in central and southern Alberta. Subsequent to the Offering, Encana owns 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. Encana has consolidated the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

•	Closed the sale of the Jonah properties on May 12, 2014 for proceeds of approximately $1.6 billion, after closing adjustments, and recognized a gain on divestiture of approximately $212 million, before tax.

•	Completed a cash tender offer and consent solicitation for the Company’s $1,000 million 5.80 percent notes with a maturity date of May 1, 2014 and the redemption of all notes not tendered in the tender offer.

As a result of the execution of the strategy announced in November 2013, the Company’s results for the six months ended June 30, 2014 reflected the following:

•	Acquired Eagle Ford, which provided significant oil reserves to the Company and will replace the natural gas-weighted production from the Jonah and East Texas divestitures with higher-margin oil and NGL production.

•	Focused capital spending on six growth assets, totaling $855 million, or approximately 80 percent of total capital investment.

•	Reported oil and NGL production volumes of 68.0 Mbbls/d, an increase of approximately 49 percent from the first six months of 2013. Average oil and NGL production volumes were 13 percent of total production in the first six months of 2014 compared to 9 percent in 2013.

•	Achieved total operating and administrative cost savings of approximately $100 million attributable to workforce reductions and operating efficiencies, of which approximately $30 million is reflected in operating expense, $25 million in administrative expense and $45 million in capital costs.

Encana Corporation		Management’s Discussion and Analysis
	10	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Summary of Quarterly Results

	Six months
	ended June 30		2014		2013				2012
($ millions, except as indicated)	2014	2013	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash Flow (1)	$1,750	$1,244	$656	$1,094	$677	$660	$665	$579	$809	$913
$ per share—diluted	2.36	1.69	0.89	1.48	0.91	0.89	0.90	0.79	1.10	1.24
Operating Earnings (1)	686	426	171	515	226	150	247	179	296	263
$ per share—diluted	0.93	0.58	0.23	0.70	0.31	0.20	0.34	0.24	0.40	0.36
Net Earnings (Loss) Attributable to Common Shareholders	387	299	271	116	(251)	188	730	(431)	(80)	(1,244)
$ per share—basic & diluted	0.52	0.41	0.37	0.16	(0.34)	0.25	0.99	(0.59)	(0.11)	(1.69)
Capital Investment	1,071	1,354	560	511	717	641	639	715	780	779
Net Acquisitions & (Divestitures)	628	(398)	652	(24)	(72)	(51)	(312)	(86)	(1,327)	31
Revenues, Net of Royalties	3,480	3,043	1,588	1,892	1,423	1,392	1,984	1,059	1,605	1,025
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	3,757	2,968	1,581	2,176	1,719	1,518	1,523	1,445	1,723	1,623
Realized Hedging Gain (Loss), before tax	(243)	195	(102)	(141)	174	175	52	143	420	578
Ceiling Test Impairments, after tax	—	—	—	—	—	—	—	—	(291)	(1,193)
Production Volumes
Natural Gas (MMcf/d)	2,675	2,821	2,541	2,809	2,744	2,723	2,766	2,877	2,948	2,905
Oil & NGLs (Mbbls/d)
Oil	33.1	21.5	34.2	32.1	33.0	27.2	22.9	20.0	18.5	17.5
NGLs	34.9	24.1	34.0	35.8	33.0	31.0	24.7	23.5	17.7	12.8
Total Oil & NGLs	68.0	45.6	68.2	67.9	66.0	58.2	47.6	43.5	36.2	30.3
Total Production (MMcfe/d)	3,083	3,094	2,949	3,216	3,140	3,072	3,052	3,138	3,166	3,087

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Summary of Quarterly Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate and gains or losses on divestitures as discussed in the Other Operating Results section of this MD&A.

Three months ended June 30, 2014 versus June 30, 2013

Cash Flow of $656 million decreased $9 million in the three months ended June 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $4.46 per Mcf compared to $3.99 per Mcf in 2013 reflecting higher benchmark prices. Higher realized natural gas prices increased revenues $119 million. Average natural gas production volumes of 2,541 MMcf/d decreased 225 MMcf/d from 2,766 MMcf/d in 2013 primarily as a result of the Company’s capital investment focus in oil and liquids rich assets, divestitures and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $93 million.

•

Average realized liquids prices, excluding financial hedges, were $71.23 per bbl compared to $67.10 per bbl in 2013 reflecting higher benchmark prices. Higher realized liquids prices increased revenues $27 million. Average oil and NGL production volumes of 68.2 Mbbls/d increased 20.6 Mbbls/d from 47.6

Encana Corporation		Management’s Discussion and Analysis
	11	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Mbbls/d in 2013 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes and the acquisition of Eagle Ford, partially offset by divestitures. Higher oil and NGL volumes increased revenues $125 million.

•	Realized financial hedging losses before tax were $102 million compared to gains of $52 million in 2013.

•	Transportation and processing expense increased $60 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar foreign exchange rate.

•	Operating expense decreased $32 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring and divestitures, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

•	Current tax recovery was $19 million compared to $60 million in 2013.

Operating Earnings of $171 million decreased $76 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the second quarter of 2014 were also impacted by a foreign exchange loss on the revaluation of other monetary assets and liabilities.

Net Earnings Attributable to Common Shareholders of $271 million decreased $459 million primarily due to the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the second quarter of 2014 were also impacted by lower unrealized hedging gains, an after-tax non-operating foreign exchange gain, a gain on divestitures and higher deferred tax.

Six months ended June 30, 2014 versus June 30, 2013

Cash Flow of $1,750 million increased $506 million in the six months ended June 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $5.46 per Mcf compared to $3.67 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $881 million. Average natural gas production volumes of 2,675 MMcf/d decreased 146 MMcf/d from 2,821 MMcf/d in 2013 primarily as a result of the Company’s capital investment focus in oil and liquids rich assets, divestitures and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $123 million.

•	Average realized liquids prices, excluding financial hedges, were $70.24 per bbl compared to $67.07 per bbl in 2013 reflecting higher benchmark prices. Higher realized liquids prices increased revenues $43 million. Average oil and NGL production volumes of 68.0 Mbbls/d increased 22.4 Mbbls/d from 45.6 Mbbls/d in 2013 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes and the acquisition of Eagle Ford, partially offset by divestitures. Higher oil and NGL volumes increased revenues $271 million.

•	Realized financial hedging losses before tax were $243 million compared to gains of $195 million in 2013.

•	Transportation and processing expense increased $84 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar foreign exchange rate and divestitures.

•	Operating expense decreased $66 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, divestitures, changes in production activity and the lower U.S./Canadian dollar foreign exchange rate, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

•	Current tax recovery was $3 million compared to $127 million in 2013.

Encana Corporation		Management’s Discussion and Analysis
	12	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Operating Earnings of $686 million increased $260 million primarily due to the items discussed in the Cash Flow section, partially offset by a foreign exchange loss on the revaluation of other monetary assets and liabilities, higher depreciation, depletion and amortization (“DD&A”) and deferred tax.

Net Earnings Attributable to Common Shareholders of $387 million increased $88 million primarily due to the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the first six months of 2014 were also impacted by unrealized hedging losses, a lower after-tax non-operating foreign exchange loss, a gain on divestitures and deferred tax.

Encana Corporation		Management’s Discussion and Analysis
	13	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Quarterly Prices and Foreign Exchange Rates

	Six months
	ended June 30		2014		2013				2012
(average for the period)	2014	2013	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.99	$4.02	$4.08	$5.82	$4.34	$4.00	$4.17	$3.86	$5.02	$4.91
Oil & NGLs ($/bbl)
Oil	88.00	88.94	89.55	86.34	85.39	90.42	88.27	89.71	79.75	80.04
NGLs	51.64	50.89	49.39	53.79	48.59	46.35	49.63	52.24	52.97	61.34
Total Oil & NGLs	69.36	68.82	69.53	69.19	67.01	66.95	68.25	69.45	66.65	72.17
Total ($/Mcfe)	5.85	4.67	5.13	6.54	5.21	4.80	4.84	4.50	5.42	5.33
Excluding Hedging
Natural Gas ($/Mcf)	5.46	3.67	4.46	6.37	3.69	3.26	3.99	3.35	3.45	2.77
Oil & NGLs ($/bbl)
Oil	89.80	85.23	92.93	86.43	82.54	96.09	85.89	84.46	79.75	80.04
NGLs	51.64	50.89	49.39	53.79	48.59	46.35	49.63	52.24	52.97	61.34
Total Oil & NGLs	70.24	67.07	71.23	69.23	65.58	69.60	67.10	67.04	66.65	72.17
Total ($/Mcfe)	6.28	4.32	5.49	7.02	4.61	4.20	4.66	3.99	3.97	3.32
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.80	3.71	4.67	4.94	3.60	3.58	4.09	3.34	3.40	2.81
AECO (C$/Mcf)	4.72	3.34	4.68	4.76	3.15	2.82	3.59	3.08	3.06	2.19
Algonquin City Gate ($/MMBtu) (1)	12.21	8.08	4.23	20.28	7.80	3.98	4.63	11.56	5.49	3.51
Basis Differential ($/MMBtu) AECO/NYMEX	0.50	0.41	0.40	0.60	0.59	0.89	0.56	0.27	0.32	0.62
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	100.84	94.26	102.99	98.68	97.46	105.81	94.17	94.36	88.22	92.20
Edmonton Light Sweet (C$/bbl)	102.72	90.43	105.61	99.83	86.58	103.65	92.67	87.43	83.99	84.33
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.912	0.984	0.917	0.906	0.953	0.963	0.977	0.992	1.009	1.005

(1)	The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the second quarter and first six months of 2014, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2013. Realized natural gas prices for production from Deep Panuke were $11.31 per Mcf for the first six months of 2014 and increased Encana’s average realized natural gas price $0.60 per Mcf. Hedging activities reduced Encana’s average realized natural gas price $0.38 per Mcf in the second quarter of 2014 and $0.47 in the first six months of 2014. In the second quarter and first six months of 2014, Encana’s average realized oil price, excluding hedging, reflected higher benchmark prices compared to 2013. Hedging activities reduced the average realized oil price $3.38 per bbl in the second quarter of 2014 and $1.80 per bbl in the first six months of 2014.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Encana Corporation		Management’s Discussion and Analysis
	14	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

At June 30, 2014, Encana has hedged approximately 2,138 MMcf/d of expected July to December 2014 natural gas production at an average price of $4.17 per Mcf and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 30.4 Mbbls/d of expected July to December 2014 oil production using WTI fixed price contracts at an average price of $97.34 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Foreign Exchange

As disclosed above, in the second quarter of 2014 the average U.S./Canadian dollar exchange rate decreased 0.060 compared to the second quarter of 2013 and 0.072 in the first six months of 2014 compared to the first six months of 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in 2013.

	Three months ended June 30		Six months ended June 30
	$ millions	$/Mcfe	$ millions	$/Mcfe
Increase (Decrease) in:
Capital Investment	$(20)		$(57)
Transportation and Processing Expense	(10)	$(0.04)	(25)	$(0.04)
Operating Expense	(5)	(0.02)	(14)	(0.03)
Administrative Expense	(4)	(0.02)	(10)	(0.02)
Depreciation, Depletion and Amortization	(9)	(0.03)	(22)	(0.04)

Encana Corporation		Management’s Discussion and Analysis
	15	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended June 30		Six months ended June 30
(average daily)	2014	2013	2014	2013
Natural Gas (MMcf/d)
Canadian Operations	1,463	1,364	1,516	1,393
USA Operations	1,078	1,402	1,159	1,428

	2,541	2,766	2,675	2,821

Oil (Mbbls/d)
Canadian Operations	13.9	10.3	15.1	9.1
USA Operations	20.3	12.6	18.0	12.4

	34.2	22.9	33.1	21.5

NGLs (Mbbls/d)
Canadian Operations	23.5	15.7	24.1	15.9
USA Operations	10.5	9.0	10.8	8.2

	34.0	24.7	34.9	24.1

Total Oil & NGLs (Mbbls/d)
Canadian Operations	37.4	26.0	39.2	25.0
USA Operations	30.8	21.6	28.8	20.6

	68.2	47.6	68.0	45.6

Total Production (MMcfe/d)
Canadian Operations	1,687	1,520	1,751	1,543
USA Operations	1,262	1,532	1,332	1,551

	2,949	3,052	3,083	3,094

Average natural gas production volumes for the second quarter and first six months of 2014 compared to 2013 were impacted by the Company’s capital investment focus in oil and liquids rich assets, divestitures and natural declines, partially offset by production from Deep Panuke. In the second quarter of 2014, average natural gas production volumes of 2,541 MMcf/d decreased 225 MMcf/d from 2013. In the first six months of 2014, average natural gas production volumes of 2,675 MMcf/d decreased 146 MMcf/d from 2013. The Canadian Operations volumes were higher primarily due to production from Deep Panuke and a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets in the second quarter of 2013 and natural declines. The USA Operations volumes were lower primarily due to the sale of the Jonah properties and natural declines in Haynesville, Piceance and East Texas.

In the second quarter of 2014, average oil and NGL production volumes of 68.2 Mbbls/d increased 20.6 Mbbls/d from 2013. In the first six months of 2014, average oil and NGL production volumes of 68.0 Mbbls/d increased 22.4 Mbbls/d from 2013. The Canadian Operations volumes were higher primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky. The USA Operations volumes were higher primarily due to successful drilling programs in San Juan and the DJ Basin, and the acquisition of Eagle Ford, partially offset by the sale of the Jonah properties.

Average oil and NGL production volumes were 14 percent of total production volumes in the second quarter of 2014 compared to 9 percent in 2013 and were 13 percent of total production in the first six months of 2014 compared to 9 percent in 2013.

Encana Corporation		Management’s Discussion and Analysis
	16	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Net Capital Investment

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Canadian Operations	$350	$301	$631	$710
USA Operations	206	327	432	610
Market Optimization	1	2	2	2
Corporate & Other	3	9	6	32

Capital Investment	560	639	1,071	1,354

Acquisitions	2,923	87	2,946	109
Divestitures	(2,271)	(399)	(2,318)	(507)

Net Acquisitions & (Divestitures)	652	(312)	628	(398)

Net Capital Investment	$1,212	$327	$1,699	$956

Capital investment during the first six months of 2014 was $1,071 million compared to $1,354 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During the first six months of 2014, capital spending in the Company’s growth assets which include Montney, Duvernay, the DJ Basin, San Juan, the Tuscaloosa Marine Shale and the newly acquired Eagle Ford totaled $855 million, representing approximately 80 percent of the Company’s capital investment.

Acquisitions in the first six months of 2014 were $2 million in the Canadian Operations and $2,944 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential. The USA Operations included approximately $2.9 billion, after closing adjustments, related to the acquisition of Eagle Ford. The acquisition includes 45,500 net acres located in the Eagle Ford shale formation in south Texas and provides significant oil reserves to the Company, which will replace the natural gas-weighted production from the Jonah and East Texas divestitures with higher-margin oil and NGL production.

Divestitures in the first six months of 2014 were $121 million in the Canadian Operations and $2,170 million in the USA Operations, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets. The USA Operations included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties and approximately $427 million for the sale of certain properties in East Texas. The Company expects to close the balance of the East Texas transaction in the third quarter of 2014. Divestitures in the first six months of 2013 in the Canadian Operations primarily included the sale of the Company’s Jean Marie natural gas assets.

The proved reserves associated with the divestiture of the Jonah properties exceeded 25 percent of Encana’s proved reserves in the U.S. cost centre. The carrying amount of the assets was deducted from the full cost pool and the remainder of the proceeds was recognized as a gain on sale of approximately $212 million, before tax. For divestitures that result in a gain or loss on sale and constitute a business, goodwill is assigned to the transaction. Accordingly, goodwill of $68 million was allocated to the Jonah divestiture.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the Jonah divesture as noted above.

Encana Corporation		Management’s Discussion and Analysis
	17	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Results of Operations

Canadian Operations

Operating Cash Flow

Three months ended June 30, 2014 versus June 30, 2013

	Three months ended June 30
	Operating		Natural Gas		Oil & NGLs
	Cash Flow		Netback		Netback		Total Netback
	($ millions)		($/Mcf)		($/bbl)		($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$803	$625	$4.27	$3.69	$66.13	$65.88	$5.17	$4.44
Realized Financial Hedging Gain (Loss)	(49)	21	(0.33)	0.15	(1.22)	1.00	(0.31)	0.15
Expenses
Production and mineral taxes	4	1	—	—	1.12	0.62	0.03	0.01
Transportation and processing	225	169	1.57	1.33	4.60	1.53	1.46	1.22
Operating	78	93	0.55	0.65	1.06	3.77	0.50	0.65

Operating Cash Flow/Netback	$447	$383	$1.82	$1.86	$58.13	$60.96	$2.87	$2.71

	Three months ended June 30
	Natural Gas		Oil & NGLs		Total Production
	(MMcf/d)		(Mbbls/d)		(MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes—After Royalties	1,463	1,364	37.4	26.0	1,687	1,520

In the second quarter of 2014, Operating Cash Flow of $447 million increased $64 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $77 million. Average natural gas production volumes of 1,463 MMcf/d were higher by 99 MMcf/d, which increased revenues $33 million. This was primarily due to production volumes of approximately 243 MMcf/d from Deep Panuke and a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 108 MMcf/d in the second quarter of 2013 and natural declines.

•	Average oil and NGL production volumes of 37.4 Mbbls/d were higher by 11.4 Mbbls/d. This increased revenues $69 million primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky.

•	Realized financial hedging losses were $49 million compared to gains of $21 million in 2013.

•	Transportation and processing expense increased $56 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar foreign exchange rate. In the second quarter of 2013, the Deep Panuke offshore natural gas facility was not yet operational.

•	Operating expense decreased $15 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jean Marie natural gas assets in the second quarter of 2013, and the lower U.S./Canadian dollar foreign exchange rate, partially offset by long-term compensation costs due to the increase in the Encana share price.

Encana Corporation		Management’s Discussion and Analysis
	18	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Six months ended June 30, 2014 versus June 30, 2013

	Six months ended June 30
	Operating		Natural Gas		Oil & NGLs
	Cash Flow		Netback		Netback		Total Netback
	($ millions)		($/Mcf)		($/bbl)		($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$2,071	$1,198	$5.77	$3.44	$66.25	$65.32	$6.47	$4.16
Realized Financial Hedging Gain (Loss)	(124)	91	(0.43)	0.33	(0.63)	1.57	(0.39)	0.32
Expenses
Production and mineral taxes	9	3	0.01	—	0.95	0.60	0.03	0.01
Transportation and processing	440	341	1.49	1.31	4.18	1.43	1.38	1.20
Operating	170	196	0.57	0.66	1.42	4.65	0.52	0.67

Operating Cash Flow/Netback	$1,328	$749	$3.27	$1.80	$59.07	$60.21	$4.15	$2.60

	Six months ended June 30
	Natural Gas		Oil & NGLs		Total Production
	(MMcf/d)		(Mbbls/d)		(MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes—After Royalties	1,516	1,393	39.2	25.0	1,751	1,543

In the first six months of 2014, Operating Cash Flow of $1,328 million increased $579 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $11.31 per Mcf which increased the average realized natural gas price $1.09 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $638 million. Average natural gas production volumes of 1,516 MMcf/d were higher by 123 MMcf/d, which increased revenues $67 million. This was primarily due to production volumes of approximately 248 MMcf/d from Deep Panuke and a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 119 MMcf/d in the first six months of 2013 and natural declines.

•	Average oil and NGL production volumes of 39.2 Mbbls/d were higher by 14.2 Mbbls/d. This increased revenues $168 million primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky.

•	Realized financial hedging losses were $124 million compared to gains of $91 million in 2013.

•	Transportation and processing expense increased $99 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar foreign exchange rate. In the first six months of 2013, the Deep Panuke offshore natural gas facility was not yet operational.

•	Operating expense decreased $26 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jean Marie natural gas assets in the second quarter of 2013 and the lower U.S./Canadian dollar foreign exchange rate, partially offset by long-term compensation costs due to the increase in the Encana share price.

Encana Corporation		Management’s Discussion and Analysis
	19	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Results by Resource Play

	Three months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital (1)
	(MMcf/d)		(Mbbls/d)		($ millions)
	2014	2013	2014	2013	2014	2013
Montney	484	424	13.3	7.8	$208	$107
Duvernay	9	2	1.8	0.5	81	28
Other Upstream Operations
Clearwater	305	331	11.3	9.2	12	33
Bighorn	230	242	11.0	7.4	10	67
Deep Panuke	243	—	—	—	2	18
Other and emerging	192	365	—	1.1	37	48

Total Canadian Operations	1,463	1,364	37.4	26.0	$350	$301

	Six months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital (1)
	(MMcf/d)		(Mbbls/d)		($ millions)
	2014	2013	2014	2013	2014	2013
Montney	484	419	14.7	7.2	$414	$243
Duvernay	9	2	1.6	0.4	152	76
Other Upstream Operations
Clearwater	314	339	11.3	8.8	30	115
Bighorn	238	242	11.5	7.4	19	181
Deep Panuke	248	—	—	—	(1)	39
Other and emerging	223	391	0.1	1.2	17	56

Total Canadian Operations	1,516	1,393	39.2	25.0	$631	$710

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. Montney and Duvernay have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets. The operating results associated with the lands transferred to PrairieSky continue to be included in Encana’s Clearwater resource play.

Average natural gas production volumes during the second quarter and first six months of 2014 increased primarily due to production from Deep Panuke, where natural gas volumes were approximately 243 MMcf/d and 248 MMcf/d, respectively, a successful drilling program in Montney and natural declines. Other and emerging natural gas production in the second quarter and first six months of 2013 includes production volumes of approximately 108 MMcf/d and 119 MMcf/d, respectively, from the Jean Marie natural gas assets which were sold in the second quarter of 2013.

Average oil and NGL production volumes during the second quarter and first six months of 2014 increased primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus.

Encana Corporation		Management’s Discussion and Analysis
	20	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Other Expenses

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Depreciation, depletion and amortization ($ millions)	$165	$146	$337	$297
Depletion rate ($/Mcfe)	1.08	1.05	1.06	1.05

In the second quarter and first six months of 2014, DD&A increased from 2013 primarily due to higher production volumes and a higher depletion rate, partially offset by the lower U.S./Canadian dollar foreign exchange rate. The depletion rate was impacted by a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio, the sale of the Jean Marie natural gas assets in the second quarter of 2013 and the lower U.S./Canadian dollar foreign exchange rate.

Encana Corporation		Management’s Discussion and Analysis
	21	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

USA Operations

Operating Cash Flow

Three months ended June 30, 2014 versus June 30, 2013

	Three months ended June 30
	Operating		Natural Gas		Oil & NGLs
	Cash Flow		Netback		Netback		Total Netback
	($ millions)		($/Mcf)		($/bbl)		($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$687	$687	$4.72	$4.29	$77.46	$68.56	$5.91	$4.89
Realized Financial Hedging Gain (Loss)	(49)	30	(0.44)	0.21	(2.28)	1.32	(0.43)	0.21
Expenses
Production and mineral taxes	29	36	0.15	0.21	5.19	4.57	0.25	0.26
Transportation and processing	177	179	1.80	1.40	—	—	1.54	1.28
Operating	79	97	0.67	0.61	4.29	7.54	0.67	0.66

Operating Cash Flow/Netback	$353	$405	$1.66	$2.28	$65.70	$57.77	$3.02	$2.90

	Three months ended June 30
	Natural Gas		Oil & NGLs		Total Production
	(MMcf/d)		(Mbbls/d)		(MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes—After Royalties	1,078	1,402	30.8	21.6	1,262	1,532

In the second quarter of 2014, Operating Cash Flow of $353 million decreased $52 million primarily due to the following significant items:

•	Average natural gas production volumes of 1,078 MMcf/d were lower by 324 MMcf/d, which decreased revenues $126 million primarily due to the sale of the Jonah properties, as well as natural declines in Piceance and East Texas. Higher natural gas prices reflected higher benchmark prices, which increased revenues $42 million.

•	Average oil and NGL production volumes of 30.8 Mbbls/d were higher by 9.2 Mbbls/d. This increased revenues $56 million primarily due to the acquisition of Eagle Ford and successful drilling programs in San Juan and the DJ Basin, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $25 million.

•	Realized financial hedging losses were $49 million compared to gains of $30 million in 2013.

•	Operating expense decreased $18 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring and the sale of the Jonah properties, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Encana Corporation		Management’s Discussion and Analysis
	22	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Operating Cash Flow

Six months ended June 30, 2014 versus June 30, 2013

	Six months ended June 30
	Operating		Natural Gas		Oil & NGLs
	Cash Flow		Netback		Netback		Total Netback
	($ millions)		($/Mcf)		($/bbl)		($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$1,465	$1,275	$5.05	$3.89	$75.67	$69.20	$6.03	$4.49
Realized Financial Hedging Gain (Loss)	(114)	104	(0.51)	0.37	(1.21)	1.96	(0.47)	0.37
Expenses
Production and mineral taxes	71	59	0.21	0.16	5.32	4.54	0.29	0.21
Transportation and processing	340	363	1.62	1.40	—	—	1.41	1.29
Operating	153	209	0.64	0.63	3.77	10.19	0.64	0.72

Operating Cash Flow/Netback	$787	$748	$2.07	$2.07	$65.37	$56.43	$3.22	$2.64

	Six months ended June 30
	Natural Gas		Oil & NGLs		Total Production
	(MMcf/d)		(Mbbls/d)		(MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes—After Royalties	1,159	1,428	28.8	20.6	1,332	1,551

In the first six months of 2014, Operating Cash Flow of $787 million increased $39 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $243 million. Average natural gas production volumes of 1,159 MMcf/d were lower by 269 MMcf/d, which decreased revenues $190 million primarily due to the sale of the Jonah properties, as well as natural declines in Haynesville, Piceance and East Texas.

•	Average oil and NGL production volumes of 28.8 Mbbls/d were higher by 8.2 Mbbls/d. This increased revenues $103 million primarily due to successful drilling programs in San Juan and the DJ Basin and the acquisition of Eagle Ford, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $35 million.

•	Realized financial hedging losses were $114 million compared to gains of $104 million in 2013.

•	Transportation and processing expense decreased $23 million primarily due to the sale of the Jonah properties.

•	Operating expense decreased $56 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, lower production activity and the sale of the Jonah properties, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Encana Corporation		Management’s Discussion and Analysis
	23	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Results by Resource Play

	Three months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital (1)
	(MMcf/d)		(Mbbls/d)		($ millions)
	2014	2013	2014	2013	2014	2013
DJ Basin	43	39	10.1	7.8	$69	$50
San Juan	7	1	3.9	0.4	50	46
Eagle Ford	5	—	5.0	—	12	—
Other Upstream Operations
Piceance	407	465	5.3	5.2	5	57
Haynesville	365	375	—	—	(5)	57
Jonah	124	332	2.5	4.9	16	16
East Texas	97	145	1.0	0.9	—	22
Other and emerging	30	45	3.0	2.4	59	79

Total USA Operations	1,078	1,402	30.8	21.6	$206	$327

	Six months ended June 30
	Natural Gas Production		Oil & NGLs Production		Capital (1)
	(MMcf/d)		(Mbbls/d)		($ millions)
	2014	2013	2014	2013	2014	2013
DJ Basin	42	38	10.3	7.3	$128	$80
San Juan	7	1	3.3	0.3	102	72
Eagle Ford	2	—	2.5	—	12	—
Other Upstream Operations
Piceance	421	462	5.4	4.8	26	112
Haynesville	348	397	—	—	33	91
Jonah	203	339	3.6	4.7	27	27
East Texas	105	145	1.1	0.9	10	46
Other and emerging	31	46	2.6	2.6	94	182

Total USA Operations	1,159	1,428	28.8	20.6	$432	$610

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy and to reflect the Eagle Ford acquisition. The DJ Basin and San Juan have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Average natural gas production volumes during the second quarter and first six months of 2014 were impacted primarily by the sale of the Jonah properties, as well as natural declines in Haynesville, Piceance and East Texas.

Average oil and NGL production volumes during the second quarter and first six months of 2014 increased primarily due to successful drilling programs in San Juan and the DJ Basin and the acquisition of Eagle Ford, partially offset by the sale of the Jonah properties.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the Tuscaloosa Marine Shale reported within Other and emerging results. During the second quarter and first six months of 2014, capital investment in the Tuscaloosa Marine Shale was $27 million and $47 million, respectively.

Encana Corporation		Management’s Discussion and Analysis
	24	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Other Expenses

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Depreciation, depletion and amortization ($ millions)	$203	$210	$415	$418
Depletion rate ($/Mcfe)	1.77	1.50	1.72	1.49

In the second quarter and first six months of 2014, DD&A decreased from 2013 due to lower production volumes, partially offset by a higher depletion rate. The higher depletion rate in 2014 resulted primarily from a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio and the acquisition of Eagle Ford, partially offset by the divestiture of the Jonah properties.

Market Optimization

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Revenues	$160	$136	$404	$253
Expenses
Operating	13	12	26	13
Purchased product	142	116	370	218
Depreciation, depletion and amortization	1	3	4	6

	$4	$5	$4	$16

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the second quarter and first six months of 2014 compared to 2013 primarily due to higher commodity prices and higher volumes required for optimization.

Corporate and Other

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Revenues	$36	$485	$(222)	$122
Expenses
Transportation and processing	(2)	(8)	(1)	(9)
Operating	8	8	18	15
Depreciation, depletion and amortization	31	35	62	68

	$(1)	$450	$(301)	$48

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Encana Corporation		Management’s Discussion and Analysis
	25	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Other Operating Results

Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Accretion of asset retirement obligation	$13	$14	$26	$28
Administrative	98	83	200	178
Interest	122	141	269	281
Foreign exchange (gain) loss, net	(172)	166	52	268
(Gain) loss on divestitures	(204)	—	(203)	(4)
Other	8	(3)	8	(3)

	$(135)	$401	$352	$748

Administrative expense, excluding restructuring costs, long-term compensation costs and legal costs, was $64 million in the second quarter of 2014 compared to $83 million in the second quarter of 2013 and $134 million in the first six months of 2014 compared to $169 million in 2013. The decrease reflects the cost savings attributable to work force reductions associated with the 2013 restructuring and the impact of the lower U.S./Canadian dollar foreign exchange rate.

Interest expense in the second quarter and first six months of 2014 decreased from 2013 primarily due to lower interest expense on debt, partially offset by higher interest related to the Deep Panuke Production Field Centre (“PFC”). Further information on the PFC capital lease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

The gain on divestitures in the second quarter and first six months of 2014 primarily includes the before tax impact of the sale of the Jonah properties.

Income Tax

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Current Income Tax Expense (Recovery)	$(19)	$(60)	$(3)	$(127)
Deferred Income Tax Expense (Recovery)	308	(184)	320	(74)

Income Tax Expense (Recovery)	$289	$(244)	$317	$(201)

Current income tax expense in the first six months of 2014 was a recovery of $3 million compared to a recovery of $127 million in 2013. The current income tax recovery in the first six months of 2013 was primarily due to amounts in respect of prior periods.

Total income tax expense in the first six months of 2014 was higher due to the effect of changes in the estimated annual effective income tax rate combined with changes in net earnings before tax, amounts in respect of prior periods compared to 2013 and income tax expense recognized on the sale of a noncontrolling interest in PrairieSky in 2014.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior

Encana Corporation		Management’s Discussion and Analysis
	26	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

periods. In addition, income tax expense was recognized on the sale of a noncontrolling interest in PrairieSky in the second quarter of 2014.

The Company’s effective tax rate for the first six months of 2014 is higher than 2013 primarily as a result of changes in expected annual earnings, amounts in respect of prior periods and income tax expense recognized on the sale of a noncontrolling interest in PrairieSky.

The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Net Cash From (Used In)
Operating activities	$767	$554	$1,710	$892
Investing activities	(1,489)	(363)	(1,935)	(817)
Financing activities	1,171	(109)	326	(258)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	47	(44)	(9)	(80)

Increase (Decrease) in Cash and Cash Equivalents	$496	$38	$92	$(263)

Cash and Cash Equivalents, End of Period	$2,658	$2,916	$2,658	$2,916

Operating Activities

Net cash from operating activities in the second quarter of 2014 of $767 million increased $213 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the second quarter of 2014, the net change in non-cash working capital was a surplus of $119 million compared to a deficit of $81 million in the second quarter of 2013.

Net cash from operating activities in the first six months of 2014 of $1,710 million increased $818 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the first six months of 2014, the net change in non-cash working capital was a deficit of $23 million compared to a deficit of $296 million in the first six months of 2013.

The Company had a working capital surplus of $2,348 million at June 30, 2014 compared to $1,338 million at December 31, 2013. The increase in working capital is primarily due to a decrease in the current portion of long-term debt and increases in accounts receivable and accrued revenues and cash and cash equivalents, partially offset by an increase in accounts payable and accrued liabilities. At June 30, 2014, working capital included cash and cash equivalents of $2,658 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Encana Corporation		Management’s Discussion and Analysis
	27	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Investing Activities

Net cash used in investing activities in the first six months of 2014 was $1,935 million compared to $817 million in the first six months of 2013. The increase in net cash used in investing activities primarily resulted from the acquisition of Eagle Ford, partially offset by higher proceeds from divestitures due to the sale of the Jonah and East Texas properties. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash from financing activities in the first six months of 2014 was $326 million compared to net cash used of $258 million in the first six months of 2013. The increase in net cash from financing activities primarily resulted from the sale of a noncontrolling interest in PrairieSky for proceeds of $1,471 million, partially offset by the repayment of long-term debt totaling $1,002 million as discussed below.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,121 million at June 30, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was nil at June 30, 2014 compared to $1,000 million at December 31, 2013. There were no outstanding balances under the Company’s revolving credit facilities at June 30, 2014 or December 31, 2013.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Shelf Prospectus

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. As at June 30, 2014, Encana had available unused committed revolving bank credit facilities of $4.3 billion and unused capacity under a shelf prospectus for up to $6.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.3 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, all of which remained unused.

•

On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. At June 30,

Encana Corporation		Management’s Discussion and Analysis
	28	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

2014, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016. This shelf prospectus replaces the $4.0 billion debt shelf prospectus which expired in June 2014.

As at June 30, 2014, PrairieSky had in place a $75 million revolving credit facility and a $25 million operating credit facility that remain committed through May 2017, all of which remained unused. These facilities are not guaranteed by Encana.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 29 percent at June 30, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

As at June 30, 2014 and July 22, 2014, Encana had 741.0 million common shares outstanding and 22.7 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (9.2 million exercisable). TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first six months of 2014, Encana issued 113,775 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 2.2 million common shares in the first six months of 2013. The number of common shares issued under the DRIP decreased in the first six months of 2014 as a result of Encana’s February 2014 announcement that any future dividends in conjunction with the DRIP will be issued from its treasury without a discount to the average market price unless otherwise announced by the Company via news release.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $52 million or $0.07 per share for the second quarter of 2014 compared with $147 million or $0.20 per share for the second quarter of 2013. Dividend payments were $104 million or $0.14 per share for the first six months of 2014 compared with $294 million or $0.40 per share for the first six months of 2013.

The dividends paid included $2 million in common shares for the second quarter of 2014 and $3 million in common shares for the first six months of 2014 compared with $39 million in common shares for the second quarter and first six months of 2013, which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

On July 23, 2014, the Board of Directors declared a dividend of $0.07 per share payable on September 30, 2014 to common shareholders of record as of September 15, 2014.

Encana Corporation		Management’s Discussion and Analysis
	29	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Capital Structure

The Company’s capital structure consists of total equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	June 30, 2014		December 31, 2013
Net Debt to Debt Adjusted Cash Flow	1.0	x	1.5	x
Debt to Adjusted Capitalization	29%		36%

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at June 30, 2014:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$484	$992	$908	$895	$851	$4,462	$8,592
Drilling and Field Services	190	105	78	49	38	35	495
Operating Leases	21	42	38	30	28	38	197

Commitments	$695	$1,139	$1,024	$974	$917	$4,535	$9,284

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 20 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases and The Bow office building are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation		Management’s Discussion and Analysis
	30	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at June 30, 2014, is disclosed in Note 20 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Encana Corporation		Management’s Discussion and Analysis
	31	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana Corporation		Management’s Discussion and Analysis
	32	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. Additionally, ballot initiatives have been filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that a hydraulic fracturing ballot question is probable in 2014 and will continue to monitor and respond to these developments.

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2013.

Encana Corporation		Management’s Discussion and Analysis
	33	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2013 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2016, Encana will be required to adopt ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard requires a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

Encana Corporation		Management’s Discussion and Analysis
	34	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Six months
	ended June 30		2014		2013				2012
($ millions)	2014	2013	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Cash From (Used in) Operating Activities	$1,710	$892	$767	$943	$462	$935	$554	$338	$717	$1,142
(Add) / deduct:
Net change in other assets and liabilities	(17)	(44)	(8)	(9)	(21)	(15)	(22)	(22)	(23)	(9)
Net change in non-cash working capital	(23)	(296)	119	(142)	(183)	300	(81)	(215)	(56)	242
Cash tax on sale of assets	—	(12)	—	—	(11)	(10)	(8)	(4)	(13)	(4)

Cash Flow	$1,750	$1,244	$656	$1,094	$677	$660	$665	$579	$809	$913

Encana Corporation		Management’s Discussion and Analysis
	35	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	Six months
	ended June 30		2014		2013				2012
($ millions)	2014	2013	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Earnings (Loss) Attributable to Common Shareholders	$387	$299	$271	$116	$(251)	$188	$730	$(431)	$(80)	$(1,244)
After-tax (addition) /deduction:
Unrealized hedging gain (loss)	(195)	66	8	(203)	(209)	(89)	332	(266)	(72)	(428)
Impairments	—	—	—	—	—	(16)	—	—	(300)	(1,193)
Restructuring charges	(15)	—	(5)	(10)	(64)	—	—	—	—	—
Non-operating foreign exchange gain (loss)	(38)	(263)	156	(194)	(124)	105	(162)	(101)	(66)	162
Gain (loss) on divestiture	135	—	135	—	—	—	—	—	—	—
Income tax adjustments	(186)	70	(194)	8	(80)	38	313	(243)	62	(48)

Operating Earnings	$686	$426	$171	$515	$226	$150	$247	$179	$296	$263

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	Six months
	ended June 30		2014		2013				2012
($ millions)	2014	2013	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues, Net of Royalties	$3,480	$3,043	$1,588	$1,892	$1,423	$1,392	$1,984	$1,059	$1,605	$1,025
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(277)	75	7	(284)	(296)	(126)	461	(386)	(118)	(598)

Revenues, Net of Royalties, Excluding Unrealized Hedging	$3,757	$2,968	$1,581	$2,176	$1,719	$1,518	$1,523	$1,445	$1,723	$1,623

Encana Corporation		Management’s Discussion and Analysis
	36	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	June 30, 2014		December 31, 2013
Debt	$6,121		$7,124
Less: Cash and Cash Equivalents	2,658		2,566

Net Debt	3,463		4,558

Cash Flow	3,087		2,581
Interest Expense, after tax	411		421

Debt Adjusted Cash Flow	$3,498		$3,002

Net Debt to Debt Adjusted Cash Flow	1.0	x	1.5	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	June 30, 2014	December 31, 2013
Debt	$6,121	$7,124
Total Equity	6,929	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$20,796	$20,017

Debt to Adjusted Capitalization	29%	36%

Encana Corporation		Management’s Discussion and Analysis
	37	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the anticipated timing of the closing of the Jupiter and East Texas transactions and the satisfaction of closing conditions and obtaining of regulatory approvals; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends; anticipated oil, natural gas and NGLs prices; anticipated production from Eagle Ford; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments; expectations surrounding environmental legislation including regulations relating to air quality and hydraulic fracturing and the impact such regulations could have on the Company; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint

Encana Corporation		Management’s Discussion and Analysis
	38	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2,400 MMcf/d and 2,500 MMcf/d of natural gas and 86 Mbbls/d to 91 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of 0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated July 24, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Encana Corporation		Management’s Discussion and Analysis
	39	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Netback

Netback is a common metric used in the oil and gas industry to measure operating performance by product. Netbacks are calculated by determining product revenues, net of royalties and deducting all costs associated with getting the product to market, including production and mineral taxes, transportation and processing expenses and operating expenses.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation		Management’s Discussion and Analysis
	40	Prepared using U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2014	2013	2014	2013
Revenues, Net of Royalties	(Note 3)	$1,588	$1,984	$3,480	$3,043
Expenses	(Note 3)
Production and mineral taxes		33	37	80	62
Transportation and processing		400	340	779	695
Operating		178	210	367	433
Purchased product		142	116	370	218
Depreciation, depletion and amortization		400	394	818	789
Accretion of asset retirement obligation	(Note 12)	13	14	26	28
Administrative	(Note 16)	98	83	200	178
Interest	(Note 6)	122	141	269	281
Foreign exchange (gain) loss, net	(Note 7)	(172)	166	52	268
(Gain) loss on divestitures	(Note 5)	(204)	—	(203)	(4)
Other		8	(3)	8	(3)

		1,018	1,498	2,766	2,945

Net Earnings Before Income Tax		570	486	714	98
Income tax expense (recovery)	(Note 8)	289	(244)	317	(201)

Net Earnings		281	730	397	299

Net earnings attributable to noncontrolling interest	(Note 15)	(10)	—	(10)	—

Net Earnings Attributable to Common Shareholders		$271	$730	$387	$299

Net Earnings per Common Share
Basic & Diluted	(Note 13)	$0.37	$0.99	$0.52	$0.41

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2014	2013	2014	2013
Net Earnings		$281	$730	$397	$299
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 14)	(2)	(20)	22	(39)
Pension and other post-employment benefit plans	(Notes 14, 18)	—	2	—	5

Other Comprehensive Income (Loss)		(2)	(18)	22	(34)

Comprehensive Income		279	712	419	265
Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	(10)	—	(10)	—

Comprehensive Income Attributable to Common Shareholders		$269	$712	$409	$265

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation		Condensed Consolidated Financial Statements
	41	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2014	2013
Assets
Current Assets
Cash and cash equivalents		$2,658	$2,566
Accounts receivable and accrued revenues		1,202	988
Risk management	(Note 20)	5	56
Income tax receivable		530	562
Deferred income taxes		179	118

		4,574	4,290
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		46,517	51,603
Unproved properties		951	1,068
Other		2,872	3,148

Property, plant and equipment		50,340	55,819
Less: Accumulated depreciation, depletion and amortization		(39,276)	(45,784)

Property, plant and equipment, net	(Note 3)	11,064	10,035
Cash in Reserve		222	10
Other Assets		537	526
Risk Management	(Note 20)	85	204
Deferred Income Taxes		668	939
Goodwill	(Notes 3, 5)	1,572	1,644

	(Note 3)	$18,722	$17,648

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,070	$1,895
Income tax payable		20	29
Risk management	(Note 20)	131	25
Current portion of long-term debt	(Note 10)	—	1,000
Deferred income taxes		5	3

		2,226	2,952
Long-Term Debt	(Note 10)	6,121	6,124
Other Liabilities and Provisions	(Note 11)	2,484	2,520
Risk Management	(Note 20)	5	5
Asset Retirement Obligation	(Note 12)	845	900
Deferred Income Taxes		112	—

		11,793	12,501

Commitments and Contingencies	(Note 21)
Encana Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value 2014 issued and outstanding: 741.0 million shares (2013: 740.9 million shares)	(Note 13)	2,448	2,445
Paid in surplus	(Notes 15, 17)	1,368	15
Retained earnings		2,286	2,003
Accumulated other comprehensive income	(Note 14)	706	684

Total Encana Shareholders’ Equity		6,808	5,147
Noncontrolling Interest	(Note 15)	121	—

Total Equity		6,929	5,147

		$18,722	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation		Condensed Consolidated Financial Statements
	42	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Changes in Equity (unaudited)

Six Months Ended June 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Encana Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147	$—	$5,147
Share-Based Compensation	(Note 17)	—	(1)	—	—	(1)	—	(1)
Net Earnings		—	—	387	—	387	10	397
Dividends on Common Shares	(Note 13)	—	—	(104)	—	(104)	—	(104)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	3	—	—	—	3	—	3
Other Comprehensive Income	(Note 14)	—	—	—	22	22	—	22
Sale of Noncontrolling Interest	(Note 15)	—	1,354	—	—	1,354	117	1,471
Distributions to Noncontrolling Interest Owners	(Note 15)	—	—	—	—	—	(6)	(6)

Balance, June 30, 2014		$2,448	$1,368	$2,286	$706	$6,808	$121	$6,929

Six Months Ended June 30, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Encana Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295	$—	$5,295
Share-Based Compensation	(Note 17)	—	3	—	—	3	—	3
Net Earnings		—	—	299	—	299	—	299
Common Shares Cancelled	(Note 13)	(2)	2	—	—	—	—	—
Dividends on Common Shares	(Note 13)	—	—	(294)	—	(294)	—	(294)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	39	—	—	—	39	—	39
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(34)	(34)	—	(34)

Balance, June 30, 2013		$2,391	$15	$2,266	$636	$5,308	$—	$5,308

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation		Condensed Consolidated Financial Statements
	43	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2014	2013	2014	2013
Operating Activities
Net earnings		$281	$730	$397	$299
Depreciation, depletion and amortization		400	394	818	789
Accretion of asset retirement obligation	(Note 12)	13	14	26	28
Deferred income taxes	(Note 8)	308	(184)	320	(74)
Unrealized (gain) loss on risk management	(Note 20)	(9)	(469)	276	(84)
Unrealized foreign exchange (gain) loss	(Note 7)	(178)	186	19	300
(Gain) loss on divestitures	(Note 5)	(204)	—	(203)	(4)
Other		45	(14)	97	(22)
Net change in other assets and liabilities		(8)	(22)	(17)	(44)
Net change in non-cash working capital		119	(81)	(23)	(296)

Cash From (Used in) Operating Activities		767	554	1,710	892

Investing Activities
Capital expenditures	(Note 3)	(560)	(639)	(1,071)	(1,354)
Acquisitions	(Note 5)	(2,923)	(87)	(2,946)	(109)
Proceeds from divestitures	(Note 5)	2,271	399	2,318	507
Cash in reserve		(215)	(14)	(212)	8
Net change in investments and other		(62)	(22)	(24)	131

Cash From (Used in) Investing Activities		(1,489)	(363)	(1,935)	(817)

Financing Activities
Repayment of long-term debt	(Note 10)	(232)	—	(1,002)	—
Dividends on common shares	(Note 13)	(50)	(108)	(101)	(255)
Proceeds from sale of noncontrolling interest	(Note 15)	1,471	—	1,471	—
Capital lease payments and other financing arrangements		(18)	(1)	(42)	(3)

Cash From (Used in) Financing Activities		1,171	(109)	326	(258)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		47	(44)	(9)	(80)

Increase (Decrease) in Cash and Cash Equivalents		496	38	92	(263)
Cash and Cash Equivalents, Beginning of Period		2,162	2,878	2,566	3,179

Cash and Cash Equivalents, End of Period		$2,658	$2,916	$2,658	$2,916

Cash, End of Period		$107	$426	$107	$426
Cash Equivalents, End of Period		2,551	2,490	2,551	2,490

Cash and Cash Equivalents, End of Period		$2,658	$2,916	$2,658	$2,916

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation		Condensed Consolidated Financial Statements
	44	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. Noncontrolling interest represents the third party equity ownership in a consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), and is reflected as a separate component in Total Equity in the Company’s interim Condensed Consolidated Balance Sheet. See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	45	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

•	As of January 1, 2015, Encana will be required to adopt ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2016, Encana will be required to adopt ASU 2014-12, “Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The standard requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	46	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$754	$646	$638	$717	$160	$136
Expenses
Production and mineral taxes	4	1	29	36	—	—
Transportation and processing	225	169	177	179	—	—
Operating	78	93	79	97	13	12
Purchased product	—	—	—	—	142	116

	447	383	353	405	5	8
Depreciation, depletion and amortization	165	146	203	210	1	3

	$282	$237	$150	$195	$4	$5

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$36	$485	$1,588	$1,984
Expenses
Production and mineral taxes	—	—	33	37
Transportation and processing	(2)	(8)	400	340
Operating	8	8	178	210
Purchased product	—	—	142	116

	30	485	835	1,281
Depreciation, depletion and amortization	31	35	400	394

	$(1)	$450	435	887

Accretion of asset retirement obligation			13	14
Administrative			98	83
Interest			122	141
Foreign exchange (gain) loss, net			(172)	166
(Gain) loss on divestitures			(204)	—
Other			8	(3)

			(135)	401

Net Earnings Before Income Tax			570	486
Income tax expense (recovery)			289	(244)

Net Earnings			281	730
Net earnings attributable to noncontrolling interest			(10)	—

Net Earnings Attributable to Common Shareholders			$271	$730

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,781	$1,472	$(1,621)	$(1,336)	$160	$136
Expenses
Transportation and processing	123	131	(123)	(131)	—	—
Operating	19	23	(6)	(11)	13	12
Purchased product	1,633	1,293	(1,491)	(1,177)	142	116

Operating Cash Flow	$6	$25	$(1)	$(17)	$5	$8

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	47	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,947	$1,289	$1,351	$1,379	$404	$253
Expenses
Production and mineral taxes	9	3	71	59	—	—
Transportation and processing	440	341	340	363	—	—
Operating	170	196	153	209	26	13
Purchased product	—	—	—	—	370	218

	1,328	749	787	748	8	22
Depreciation, depletion and amortization	337	297	415	418	4	6

	$991	$452	$372	$330	$4	$16

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$(222)	$122	$3,480	$3,043
Expenses
Production and mineral taxes	—	—	80	62
Transportation and processing	(1)	(9)	779	695
Operating	18	15	367	433
Purchased product	—	—	370	218

	(239)	116	1,884	1,635
Depreciation, depletion and amortization	62	68	818	789

	$(301)	$48	1,066	846

Accretion of asset retirement obligation			26	28
Administrative			200	178
Interest			269	281
Foreign exchange (gain) loss, net			52	268
(Gain) loss on divestitures			(203)	(4)
Other			8	(3)

			352	748

Net Earnings Before Income Tax			714	98
Income tax expense (recovery)			317	(201)

Net Earnings			397	299
Net earnings attributable to noncontrolling interest			(10)	—

Net Earnings Attributable to Common Shareholders			$387	$299

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$4,008	$2,822	$(3,604)	$(2,569)	$404	$253
Expenses
Transportation and processing	250	258	(250)	(258)	—	—
Operating	44	35	(18)	(22)	26	13
Purchased product	3,703	2,482	(3,333)	(2,264)	370	218

Operating Cash Flow	$11	$47	$(3)	$(25)	$8	$22

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	48	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Canadian Operations	$350	$301	$631	$710
USA Operations	206	327	432	610
Market Optimization	1	2	2	2
Corporate & Other	3	9	6	32

	$560	$639	$1,071	$1,354

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Canadian Operations	$1,167	$1,171	$2,893	$2,728	$4,714	$4,452
USA Operations	405	473	6,129	5,127	7,304	6,350
Market Optimization	—	—	—	91	145	161
Corporate & Other	—	—	2,042	2,089	6,559	6,685

	$1,572	$1,644	$11,064	$10,035	$18,722	$17,648

4. Business Combination

On June 20, 2014, Encana completed the acquisition of approximately 45,500 net acres located in the Eagle Ford shale formation from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $8 million are included in Other expenses.

The transaction was accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocation has been prepared on a preliminary basis and is subject to material change up to 120 days after closing. The preliminary allocation of the acquisition, representing consideration paid and the fair value of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below. Based on the allocation of the consideration paid, no goodwill was recognized.

Assets Acquired:
Proved property	$2,873
Unproved property	78
Inventory	4
Liabilities Assumed:
Asset retirement obligation	(32)

Total Purchase Price	$2,923

The fair value of the assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves and estimates to abandon and reclaim producing wells. The Company used the income approach valuation technique. The fair value of the assets acquired and liabilities assumed are categorized within Level 3 of the fair value hierarchy.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	49	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combination (continued)

The following unaudited pro forma financial information has been prepared assuming the acquisition occurred on January 1, 2013. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combination and acquisition had been completed at the dates indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period.

	Six Months Ended
	June 30,
(millions, except per share amounts)	2014	2013
Revenues, Net of Royalties	$4,221	$3,680
Net Earnings Attributable to Common Shareholders	$650	$468
Net Earnings per Common Share:
Basic & Diluted	$0.88	$0.64

5. Acquisitions and Divestitures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Acquisitions
Canadian Operations	$—	$—	$2	$16
USA Operations	2,923	87	2,944	93

Total Acquisitions	2,923	87	2,946	109

Divestitures
Canadian Operations	(89)	(397)	(121)	(495)
USA Operations	(2,156)	—	(2,170)	(10)
Corporate & Other	(26)	(2)	(27)	(2)

Total Divestitures	(2,271)	(399)	(2,318)	(507)

Net Acquisitions & (Divestitures)	$652	$(312)	$628	$(398)

Acquisitions

For the three and six months ended June 30, 2014, acquisitions in the Canadian Operations totaled nil and $2 million, respectively (2013—nil and $16 million, respectively), which primarily included land and property purchases with oil and liquids rich production potential.

For the three and six months ended June 30, 2014, acquisitions in the USA Operations totaled $2,923 million and $2,944 million, respectively (2013—$87 million and $93 million, respectively), which included the acquisition of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and six months ended June 30, 2014, divestitures in the Canadian Operations were $89 million and $121 million, respectively (2013—$397 million and $495 million, respectively), which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets. During the three and six months ended June 30, 2013, divestitures included the sale of the Company’s Jean Marie natural gas assets.

For the three and six months ended June 30, 2014, divestitures in the USA Operations were $2,156 million and $2,170 million, respectively (2013—nil and $10 million, respectively). During the three and six months ended June 30, 2014, divestitures included the sale of natural gas properties in the Jonah field for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $427 million.

The proved reserves associated with the Jonah divestiture exceeded 25 percent of Encana’s proved reserves in the U.S. cost centre. The carrying amount of the assets was deducted from the full cost pool and the remainder of the proceeds was recognized as a gain on sale of approximately $212 million, before tax. For divestitures that result in a gain or loss on sale and constitute a business, goodwill is assigned to the transaction. Accordingly, goodwill of $68 million was allocated to the Jonah divestiture.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the Jonah divestiture as noted above.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	50	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6. Interest

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Interest Expense on:
Debt	$96	$116	$208	$231
The Bow office building	19	19	38	36
Capital leases	10	1	19	2
Other	(3)	5	4	12

	$122	$141	$269	$281

Interest on The Bow office building, capital leases and other were previously reported together in other interest expense in 2013.

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(184)	$196	$20	$316
Translation of U.S. dollar risk management contracts issued from Canada	6	(10)	(1)	(16)

	(178)	186	19	300
Foreign Exchange on Intercompany Transactions	1	(2)	27	(2)
Other Monetary Revaluations and Settlements	5	(18)	6	(30)

	$(172)	$166	$52	$268

8. Income Taxes

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Current Tax
Canada	$(27)	$(66)	$(20)	$(139)
United States	4	—	7	—
Other countries	4	6	10	12

Total Current Tax Expense (Recovery)	(19)	(60)	(3)	(127)

Deferred Tax
Canada	224	(28)	228	56
United States	69	(106)	71	(55)
Other countries	15	(50)	21	(75)

Total Deferred Tax Expense (Recovery)	308	(184)	320	(74)

	$289	$(244)	$317	$(201)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. For the three and six months ended June 30, 2014, income tax expense was recognized on the sale of a noncontrolling interest in PrairieSky. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	51	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net

	As at June 30, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Operations
Proved properties	$25,498	$(23,280)	$2,218	$25,003	$(23,012)	$1,991
Unproved properties	559	—	559	598	—	598
Other	116	—	116	139	—	139

	26,173	(23,280)	2,893	25,740	(23,012)	2,728

USA Operations
Proved properties	20,944	(15,373)	5,571	26,529	(22,074)	4,455
Unproved properties	392	—	392	470	—	470
Other	166	—	166	202	—	202

	21,502	(15,373)	6,129	27,201	(22,074)	5,127

Market Optimization	8	(8)	—	223	(132)	91
Corporate & Other	2,657	(615)	2,042	2,655	(566)	2,089

	$50,340	$(39,276)	$11,064	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $195 million which have been capitalized during the six months ended June 30, 2014 (2013—$193 million). Included in Corporate and Other are $75 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at June 30, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $565 million ($536 million as at December 31, 2013).

As at June 30, 2014, the total carrying value of assets under capital lease was $658 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Other Arrangement

As at June 30, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,611 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	52	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Long-Term Debt

	C$ Principal Amount	As at June 30, 2014	As at December 31, 2013
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$703	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		—	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,400	6,400

Total Principal		6,103	7,105
Increase in Value of Debt Acquired		39	40
Debt Discounts		(21)	(21)
Current Portion of Long-Term Debt		—	(1,000)

		$6,121	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at June 30, 2014, total long-term debt had a carrying value of $6,121 million and a fair value of $7,316 million (as at December 31, 2013—carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	53	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Other Liabilities and Provisions

	As at June 30, 2014	As at December 31, 2013
The Bow Office Building (See Note 9)	$1,620	$1,631
Capital Lease Obligations (See Note 9)	538	544
Unrecognized Tax Benefits	90	133
Pensions and Other Post-Employment Benefits	117	110
Long-Term Incentives	104	58
Other	15	44

	$2,484	$2,520

Long-term incentives was previously reported with other in 2013.

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$43	$87	$88	$89	$89	$1,886	$2,282

Sublease recoveries	$(21)	$(43)	$(44)	$(44)	$(44)	$(935)	$(1,131)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$50	$98	$98	$99	$99	$331	$775
Less amounts representing interest	19	34	31	27	22	40	173

Present value of expected future lease payments	$31	$64	$67	$72	$77	$291	$602

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	54	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Asset Retirement Obligation

	As at June 30, 2014	As at December 31, 2013
Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred	46	38
Liabilities Settled	(120)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	26	53
Foreign Currency Translation	(1)	(36)

Asset Retirement Obligation, End of Period	$917	$966

Current Portion	$72	$66
Long-Term Portion	845	900

	$917	$966

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at		As at
	June 30, 2014		December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.1	3	5.4	93

Common Shares Outstanding, End of Period	741.0	$2,448	740.9	$2,445

During the six months ended June 30, 2014, Encana issued 113,775 common shares totaling $3 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended June 30, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013—$0.20 per common share totaling $147 million). During the six months ended June 30, 2014, Encana paid dividends of $0.14 per common share totaling $104 million (2013—$0.40 per common share totaling $294 million).

For the three and six months ended June 30, 2014, the dividends paid included $2 million and $3 million, respectively, in common shares which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above (for the three and six months ended June 30, 2013—$39 million).

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	55	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions, except per share amounts)	2014	2013	2014	2013
Net Earnings Attributable to Common Shareholders	$271	$730	$387	$299
Number of Common Shares:
Weighted average common shares outstanding—Basic	741.0	736.1	741.0	736.1
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding—Diluted	741.0	736.1	741.0	736.1

Net Earnings per Common Share
Basic	$0.37	$0.99	$0.52	$0.41
Diluted	$0.37	$0.99	$0.52	$0.41

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at June 30, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 19). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at June 30, 2014, there were 47,910 Encana TSARs with a weighted average exercise price of C$30.23 held by Cenovus employees, which were outstanding and exercisable.

PrairieSky Stock Option Plan

Stock options issued to PrairieSky directors and employees are exercisable for PrairieSky common shares and are included in Encana’s diluted earnings per share calculation.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	56	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Accumulated Other Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Foreign Currency Translation Adjustment
Balance, Beginning of Period	$717	$720	$693	$739
Current Period Change in Foreign Currency
Translation Adjustment	(2)	(20)	22	(39)

Balance, End of Period	$715	$700	$715	$700

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(9)	$(66)	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and
Losses to Net Earnings (See Note 18)	—	3	—	7
Income Taxes	—	(1)	—	(2)

Balance, End of Period	$(9)	$(64)	$(9)	$(64)

Total Accumulated Other Comprehensive Income	$706	$636	$706	$636

15. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 22, 2014, PrairieSky filed a final prospectus to qualify the distribution of 52.0 million common shares (the “Offering”), to be sold by Encana pursuant to the terms of an underwriting agreement dated May 22, 2014, at a price of C$28.00 per common share (the “Offering Price”).

On May 27, 2014, prior to closing the Offering, PrairieSky acquired from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana entered into: (i) a Seismic Licence Agreement whereby Encana granted a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements whereby PrairieSky issued leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky receives royalties from Encana.

On May 29, 2014, Encana completed the Offering of 52.0 million common shares of PrairieSky at the Offering Price for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the Offering of approximately C$1.67 billion ($1.54 billion). Subsequent to the Offering, Encana owns 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. Accordingly, Encana consolidates 100 percent of the financial position and results of operations of PrairieSky and recognizes a noncontrolling interest for the third party ownership.

The noncontrolling interest in the consolidated subsidiary, PrairieSky, is reflected as a separate component of Total Equity in the Condensed Consolidated Balance Sheet. Encana recorded $117 million of the proceeds from the Offering as a noncontrolling interest and the remainder of the proceeds of $1,427 million, net of transaction costs of $73 million, was recognized as paid in surplus. For the three and six months ended June 30, 2014, net earnings and comprehensive income of $10 million were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income, respectively.

On June 18, 2014, PrairieSky declared a dividend of C$0.1058 per common share payable on July 15, 2014 to PrairieSky common shareholders totaling $13 million, of which $6 million is attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Equity.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	57	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the six months ended June 30, 2014, Encana has incurred restructuring charges totaling $22 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $110 million in restructuring charges incurred to date, $7 million remains accrued as at June 30, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are expected to be approximately $133 million before tax and are anticipated to be complete in 2015.

17. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include stock options, TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models. Stock options issued by PrairieSky are equity-settled share-based payment transactions. Compensation costs are accrued over the vesting period based on the fair value of the stock options determined at the grant date using the Black-Scholes-Merton model and other fair value models.

As at June 30, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.10%		1.10%		1.10%
Dividend Yield		1.18%		1.21%		3.08%
Expected Volatility Rate		32.09%		29.92%		25.60%
Expected Term		1.8 yrs		2.1 yrs		0.2 yr
Market Share Price	US$	23.71	C$	25.28	C$	34.59

As at June 30, 2014, the following weighted average assumptions were used to determine the fair value of the PrairieSky share units held by PrairieSky employees:

	PrairieSky C$ Share Units
Risk Free Interest Rate		1.53%
Dividend Yield		4.53%
Expected Volatility Rate		25.00%
Expected Term		5.0 yrs
Market Share Price	C$	38.80

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	58	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Compensation Costs of Transactions Classified as Cash-Settled	$57	$(10)	$129	$6
Compensation Costs of Transactions Classified as Equity-Settled (1)	1	2	(1)	3

Total Share-Based Compensation Costs	58	(8)	128	9
Less: Total Share-Based Compensation Costs Capitalized	(20)	2	(46)	(2)

Total Share-Based Compensation Expense	$38	$(6)	$82	$7

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$16	$(4)	$36	$1
Administrative expense	22	(2)	46	6

	$38	$(6)	$82	$7

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at June 30, 2014, the liability for share-based payment transactions totaled $252 million, of which $148 million is recognized in accounts payable and accrued liabilities.

	As at June 30, 2014	As at December 31, 2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$160	$121
Vested	92	48

	$252	$169

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Six Months Ended June 30, 2014 (thousands of units)
TSARs	5,016
SARs	2,668
PSUs	625
DSUs	151
RSUs	4,447

The following PrairieSky units were granted to PrairieSky directors and employees. The stock options were granted at the market price of PrairieSky’s common shares on the grant date.

Six Months Ended June 30, 2014 (thousands of units)
Stock options	482
PSUs	56
DSUs	22
RSUs	119

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	59	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the six months ended June 30 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Defined Benefit Plan Expense	$—	$8	$6	$9	$6	$17
Defined Contribution Plan Expense	17	23	—	—	17	23

Total Benefit Plans Expense	$17	$31	$6	$9	$23	$40

Of the total benefit plans expense, $17 million (2013—$31 million) was included in operating expense and $6 million (2013 - $9 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Current service costs	$2	$3	$4	$7	$6	$10
Interest cost	6	6	2	2	8	8
Expected return on plan assets	(8)	(8)	—	—	(8)	(8)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	—	7	—	—	—	7

Total Defined Benefit Plan Expense	$—	$8	$6	$9	$6	$17

The amounts recognized in other comprehensive income for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$—	$(7)	$—	$—	$—	$(7)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$—	$(5)	$—	$—	$—	$(5)

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	60	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 20 and 13, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at June 30, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$47	$—	$47	$(42)	$5
Long-term	—	85	—	85	—	85
Risk Management Liabilities
Current	—	172	1	173	(42)	131
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 47,910 with a weighted average exercise price of C$30.23 as at June 30, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	61	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2017. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at June 30, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements for the six months ended June 30 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2014	2013	2014	2013
Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total gains (losses)	(3)	12	3	17
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	4	1	5	5
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(6)	$1	$—	$(14)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$—	$10	$—	$21

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

			As at	As at
			June 30,	December 31,
	Valuation Technique	Unobservable Input	2014	2013
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.00 - $63.00	$49.25 - $54.47
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	25.60%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets and liabilities. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	62	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 19 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at	As at
	June 30,	December 31,
	2014	2013
Risk Management Asset
Current	$5	$56
Long-term	85	204

	90	260

Risk Management Liability
Current	131	25
Long-term	5	5

	136	30

Net Risk Management Asset (Liability)	$(46)	$230

Commodity Price Positions as at June 30, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,138 MMcf/d	2014	4.17 US$/Mcf	$(111)
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	45
Basis Contracts (1)		2014-2017		34
Other Financial Positions				(1)

Natural Gas Fair Value Position				(33)

Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	30.4 Mbbls/d	2014	97.34 US$/bbl	(32)
Basis Contracts (2)		2014-2015		25

Crude Oil Fair Value Position				(7)

Power Purchase Contracts
Fair Value Position				(6)

Total Fair Value Position				$(46)

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	63	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues, Net of Royalties	$(99)	$50	$(239)	$195
Transportation and Processing	(3)	2	(4)	—

Gain (Loss) on Risk Management	$(102)	$52	$(243)	$195

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues, Net of Royalties	$7	$461	$(277)	$75
Transportation and Processing	2	8	1	9

Gain (Loss) on Risk Management	$9	$469	$(276)	$84

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(519)	$(519)	$279
Fair Value of Contracts Realized During the Period	243	243	(195)

Fair Value of Contracts, End of Period	$(46)	$(276)	$84

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	64	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at June 30 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(300)	$300	$(486)	$485
Crude oil price	(48)	48	(34)	34
Power price	7	(7)	8	(8)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at June 30, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at June 30, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2014, approximately 89 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at June 30, 2014, Encana had three counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at June 30, 2014, these counterparties accounted for 25 percent, 13 percent and 12 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at June 30, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.3 billion which include C$3.5 billion ($3.3 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

In conjunction with the Offering as disclosed in Note 15, PrairieSky has available a $75 million revolving credit facility and a $25 million operating credit facility. As at June 30, 2014, the facilities were undrawn and remain committed through May 2017.

Encana also has unused capacity under a shelf prospectus for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $6.0 billion of debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	65	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,070	$—	$—	$—	$—	$2,070
Risk Management Liabilities	131	5	—	—	—	136
Long-Term Debt (1)	379	758	2,558	1,622	6,512	11,829

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at June 30, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.7 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at June 30, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $46 million change in foreign exchange (gain) loss as at June 30, 2014 (2013—$47 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at June 30, 2014.

As at June 30, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013—nil).

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	66	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at June 30, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$484	$992	$908	$895	$851	$4,462	$8,592
Drilling and Field Services	190	105	78	49	38	35	495
Operating Leases	21	42	38	30	28	38	197

Total	$695	$1,139	$1,024	$974	$917	$4,535	$9,284

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation		Notes to Condensed Consolidated Financial Statements
	67	Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2014

Supplemental Financial Information (unaudited)

Financial Results

	2014			2013
($ millions, except per share amounts)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Cash Flow (1)	1,750	656	1,094	2,581	677	660	1,244	665	579
Per share - Diluted (3)	2.36	0.89	1.48	3.50	0.91	0.89	1.69	0.90	0.79
Operating Earnings (2)	686	171	515	802	226	150	426	247	179
Per share - Diluted (3)	0.93	0.23	0.70	1.09	0.31	0.20	0.58	0.34	0.24
Net Earnings (Loss) Attributable to Common Shareholders	387	271	116	236	(251)	188	299	730	(431)
Per share - Diluted (3)	0.52	0.37	0.16	0.32	(0.34)	0.25	0.41	0.99	(0.59)

Effective Tax Rate using Canadian Statutory Rate	25.7%			25.1%
Foreign Exchange Rates (US$ per C$1)
Average	0.912	0.917	0.906	0.971	0.953	0.963	0.984	0.977	0.992
Period end	0.937	0.937	0.905	0.940	0.940	0.972	0.951	0.951	0.985

Cash Flow Summary
Cash From (Used in) Operating Activities	1,710	767	943	2,289	462	935	892	554	338
Deduct (Add back):
Net change in other assets and liabilities	(17)	(8)	(9)	(80)	(21)	(15)	(44)	(22)	(22)
Net change in non-cash working capital	(23)	119	(142)	(179)	(183)	300	(296)	(81)	(215)
Cash tax on sale of assets	—	—	—	(33)	(11)	(10)	(12)	(8)	(4)

Cash Flow (1)	1,750	656	1,094	2,581	677	660	1,244	665	579

Operating Earnings Summary
Net Earnings (Loss) Attributable to Common Shareholders	387	271	116	236	(251)	188	299	730	(431)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(195)	8	(203)	(232)	(209)	(89)	66	332	(266)
Impairments	—	—	—	(16)	—	(16)	—	—	—
Restructuring charges	(15)	(5)	(10)	(64)	(64)	—	—	—	—
Non-operating foreign exchange gain (loss)	(38)	156	(194)	(282)	(124)	105	(263)	(162)	(101)
Gain (loss) on divestitures	135	135	—	—	—	—	—	—	—
Income tax adjustments	(186)	(194)	8	28	(80)	38	70	313	(243)

Operating Earnings (2)	686	171	515	802	226	150	426	247	179

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)	Operating Earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.
(3)	Net earnings attributable to common shareholders, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2014			2013
(millions)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	741.0	741.0	741.0	737.7	740.4	738.3	736.1	736.1	736.2
Diluted	741.0	741.0	741.0	737.7	740.4	738.3	736.1	736.1	736.2

Encana Corporation	68	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Financial & Operating Information (unaudited)

	2014		2013
Financial Metrics	Year-to- date		Year
Net Debt to Debt Adjusted Cash Flow	1.0	x	1.5	x
Debt to Adjusted Capitalization	29%		36%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management’s Discussion and Analysis.

	2014			2013
Net Capital Investment ($ millions)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Capital Investment
Canadian Operations	631	350	281	1,365	354	301	710	301	409
USA Operations	432	206	226	1,283	343	330	610	327	283
Market Optimization	2	1	1	3	1	—	2	2	—
Corporate & Other	6	3	3	61	19	10	32	9	23

Capital Investment	1,071	560	511	2,712	717	641	1,354	639	715

Net Acquisitions & (Divestitures) (1)	628	652	(24)	(776)	(72)	(51)	(653)	(312)	(341)

Net Capital Investment	1,699	1,212	487	1,936	645	590	701	327	374

(1)	Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin.

	2014			2013
Capital Investment ($ millions)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Capital Investment
Montney	414	208	206	565	186	136	243	107	136
Duvernay	152	81	71	155	68	11	76	28	48
DJ Basin	128	69	59	181	46	55	80	50	30
San Juan	102	50	52	166	33	61	72	46	26
Eagle Ford	12	12	—	—	—	—	—	—	—

	808	420	388	1,067	333	263	471	231	240

Other Upstream Operations (1)	255	136	119	1,581	364	368	849	397	452
Market Optimization	2	1	1	3	1	—	2	2	—
Corporate & Other	6	3	3	61	19	10	32	9	23

Capital Investment	1,071	560	511	2,712	717	641	1,354	639	715

(1)	Other Upstream Operations includes capital investment for Encana’s base production properties as well as capital investment for prospective plays which are under appraisal, including the Tuscaloosa Marine Shale (“TMS”). 2014 year-to-date capital investment for the TMS was $47 million (2013 year-to-date—$64 million).

Encana Corporation	69	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Financial & Operating Information (unaudited)

Production Volumes—After Royalties	2014			2013
(average)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas (MMcf/d)	2,675	2,541	2,809	2,777	2,744	2,723	2,821	2,766	2,877
Oil (Mbbls/d)	33.1	34.2	32.1	25.8	33.0	27.2	21.5	22.9	20.0
NGLs (Mbbls/d)	34.9	34.0	35.8	28.1	33.0	31.0	24.1	24.7	23.5

Oil & NGLs (Mbbls/d)	68.0	68.2	67.9	53.9	66.0	58.2	45.6	47.6	43.5

Total (MMcfe/d)	3,083	2,949	3,216	3,100	3,140	3,072	3,094	3,052	3,138

Production Volumes—After Royalties	2014			2013
(average)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas (MMcf/d)
Canadian Operations	1,516	1,463	1,568	1,432	1,528	1,414	1,393	1,364	1,422
USA Operations	1,159	1,078	1,241	1,345	1,216	1,309	1,428	1,402	1,455

	2,675	2,541	2,809	2,777	2,744	2,723	2,821	2,766	2,877

Oil (Mbbls/d)
Canadian Operations	15.1	13.9	16.4	11.9	16.8	12.3	9.1	10.3	8.0
USA Operations	18.0	20.3	15.7	13.9	16.2	14.9	12.4	12.6	12.0

	33.1	34.2	32.1	25.8	33.0	27.2	21.5	22.9	20.0

NGLs (Mbbls/d)
Canadian Operations	24.1	23.5	24.6	18.5	21.7	20.5	15.9	15.7	16.0
USA Operations	10.8	10.5	11.2	9.6	11.3	10.5	8.2	9.0	7.5

	34.9	34.0	35.8	28.1	33.0	31.0	24.1	24.7	23.5

Oil & NGLs (Mbbls/d)
Canadian Operations	39.2	37.4	41.0	30.4	38.5	32.8	25.0	26.0	24.0
USA Operations	28.8	30.8	26.9	23.5	27.5	25.4	20.6	21.6	19.5

	68.0	68.2	67.9	53.9	66.0	58.2	45.6	47.6	43.5

Total (MMcfe/d)
Canadian Operations	1,751	1,687	1,814	1,614	1,759	1,611	1,543	1,520	1,566
USA Operations	1,332	1,262	1,402	1,486	1,381	1,461	1,551	1,532	1,572

	3,083	2,949	3,216	3,100	3,140	3,072	3,094	3,052	3,138

Oil & NGLs Production Volumes—After Royalties	2014		2013
(average Mbbls/d)	Year-to- date	% of Total	Year	% of Total
Oil	33.1	49	25.8	49
Plant Condensate	9.7	14	8.7	16
Butane	6.0	9	4.5	8
Propane	9.0	13	7.2	13
Ethane	10.2	15	7.7	14

	68.0	100	53.9	100

Encana Corporation	70	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Financial & Operating Information (unaudited)

Results of Operations

Product and Operational Information, Including the Impact of Realized Financial Hedging

	2014			2013
($ millions)	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas—Canadian Operations
Revenues, Net of Royalties, excluding Hedging	1,586	569	1,017	1,771	509	381	881	459	422
Realized Financial Hedging Gain (Loss)	(119)	(44)	(75)	271	84	102	85	19	66
Expenses
Production and mineral taxes	2	—	2	4	2	1	1	—	1
Transportation and processing	410	209	201	724	207	183	334	165	169
Operating	156	72	84	322	82	72	168	80	88

Operating Cash Flow	899	244	655	992	302	227	463	233	230

Natural Gas—USA Operations
Revenues, Net of Royalties, excluding Hedging	1,059	463	596	1,872	426	440	1,006	547	459
Realized Financial Hedging Gain (Loss)	(108)	(43)	(65)	260	80	84	96	27	69
Expenses
Production and mineral taxes	43	14	29	77	19	16	42	27	15
Transportation and processing	340	177	163	722	175	184	363	179	184
Operating	133	65	68	339	97	78	164	78	86

Operating Cash Flow	435	164	271	994	215	246	533	290	243

Natural Gas—Total Operations
Revenues, Net of Royalties, excluding Hedging	2,645	1,032	1,613	3,643	935	821	1,887	1,006	881
Realized Financial Hedging Gain (Loss)	(227)	(87)	(140)	531	164	186	181	46	135
Expenses
Production and mineral taxes	45	14	31	81	21	17	43	27	16
Transportation and processing	750	386	364	1,446	382	367	697	344	353
Operating	289	137	152	661	179	150	332	158	174

Operating Cash Flow	1,334	408	926	1,986	517	473	996	523	473

Liquids—Canadian Operations
Revenues, Net of Royalties, excluding Hedging	472	227	245	722	222	204	296	156	140
Realized Financial Hedging Gain (Loss)	(5)	(5)	—	5	6	(7)	6	2	4
Expenses
Production and mineral taxes	7	4	3	11	2	7	2	1	1
Transportation and processing	30	16	14	32	18	7	7	4	3
Operating	10	4	6	39	7	11	21	9	12

Operating Cash Flow	420	198	222	645	201	172	272	144	128

Liquids—USA Operations
Revenues, Net of Royalties, excluding Hedging	394	215	179	602	177	169	256	134	122
Realized Financial Hedging Gain (Loss)	(6)	(6)	—	4	3	(7)	8	3	5
Expenses
Production and mineral taxes	28	15	13	42	14	11	17	9	8
Transportation and processing	—	—	—	—	—	—	—	—	—
Operating	20	12	8	59	10	12	37	14	23

Operating Cash Flow	340	182	158	505	156	139	210	114	96

Liquids—Total Operations
Revenues, Net of Royalties, excluding Hedging	866	442	424	1,324	399	373	552	290	262
Realized Financial Hedging Gain (Loss)	(11)	(11)	—	9	9	(14)	14	5	9
Expenses
Production and mineral taxes	35	19	16	53	16	18	19	10	9
Transportation and processing	30	16	14	32	18	7	7	4	3
Operating	30	16	14	98	17	23	58	23	35

Operating Cash Flow	760	380	380	1,150	357	311	482	258	224

Encana Corporation	71	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2014			2013
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas—Canadian Operations ($/Mcf)
Price (1)	5.77	4.27	7.17	3.35	3.60	2.90	3.44	3.69	3.21
Production and mineral taxes	0.01	—	0.01	0.01	0.02	0.01	—	—	0.01
Transportation and processing	1.49	1.57	1.42	1.37	1.46	1.38	1.31	1.33	1.29
Operating	0.57	0.55	0.59	0.61	0.59	0.55	0.66	0.65	0.66

Netback	3.70	2.15	5.15	1.36	1.53	0.96	1.47	1.71	1.25

Natural Gas—USA Operations ($/Mcf)
Price	5.05	4.72	5.34	3.81	3.81	3.66	3.89	4.29	3.50
Production and mineral taxes	0.21	0.15	0.26	0.16	0.18	0.13	0.16	0.21	0.11
Transportation and processing	1.62	1.80	1.46	1.47	1.56	1.53	1.40	1.40	1.40
Operating	0.64	0.67	0.61	0.69	0.86	0.65	0.63	0.61	0.66

Netback	2.58	2.10	3.01	1.49	1.21	1.35	1.70	2.07	1.33

Natural Gas—Total Operations ($/Mcf)
Price (2)	5.46	4.46	6.37	3.57	3.69	3.26	3.67	3.99	3.35
Production and mineral taxes	0.09	0.06	0.12	0.08	0.09	0.07	0.08	0.11	0.06
Transportation and processing	1.55	1.67	1.44	1.42	1.51	1.46	1.36	1.36	1.35
Operating	0.60	0.60	0.60	0.65	0.70	0.60	0.64	0.63	0.66

Netback	3.22	2.13	4.21	1.42	1.39	1.13	1.59	1.89	1.28

Liquids—Canadian Operations ($/bbl)
Price	66.25	66.13	66.36	65.06	62.80	67.33	65.32	65.88	64.72
Production and mineral taxes	0.95	1.12	0.80	0.96	0.61	1.91	0.60	0.62	0.58
Transportation and processing	4.18	4.60	3.80	2.89	5.15	2.41	1.43	1.53	1.33
Operating	1.42	1.06	1.75	3.56	2.03	3.74	4.65	3.77	5.61

Netback	59.70	59.35	60.01	57.65	55.01	59.27	58.64	59.96	57.20

Liquids—USA Operations ($/bbl)
Price	75.67	77.46	73.61	70.18	69.46	72.53	69.20	68.56	69.91
Production and mineral taxes	5.32	5.19	5.46	4.79	5.06	4.90	4.54	4.57	4.50
Transportation and processing	—	—	—	—	—	—	—	—	—
Operating	3.77	4.29	3.16	7.02	4.11	5.13	10.19	7.54	13.16

Netback	66.58	67.98	64.99	58.37	60.29	62.50	54.47	56.45	52.25

Liquids—Total Operations ($/bbl)
Price	70.24	71.23	69.23	67.30	65.58	69.60	67.07	67.10	67.04
Production and mineral taxes	2.80	2.95	2.65	2.63	2.46	3.22	2.38	2.41	2.33
Transportation and processing	2.41	2.53	2.30	1.63	3.01	1.36	0.79	0.84	0.73
Operating	2.42	2.51	2.31	5.07	2.90	4.35	7.15	5.48	8.98

Netback	62.61	63.24	61.97	57.97	57.21	60.67	56.75	58.37	55.00

Total Operations Netback—Canadian Operations ($/Mcfe)
Price	6.47	5.17	7.70	4.19	4.50	3.90	4.16	4.44	3.89
Production and mineral taxes	0.03	0.03	0.03	0.03	0.03	0.05	0.01	0.01	0.02
Transportation and processing	1.38	1.46	1.31	1.27	1.38	1.27	1.20	1.22	1.19
Operating	0.52	0.50	0.55	0.61	0.55	0.56	0.67	0.65	0.69

Netback	4.54	3.18	5.81	2.28	2.54	2.02	2.28	2.56	1.99

Total Operations Netback—USA Operations ($/Mcfe)
Price	6.03	5.91	6.14	4.56	4.74	4.54	4.49	4.89	4.10
Production and mineral taxes	0.29	0.25	0.33	0.22	0.26	0.20	0.21	0.26	0.16
Transportation and processing	1.41	1.54	1.29	1.33	1.37	1.37	1.29	1.28	1.30
Operating	0.64	0.67	0.60	0.74	0.84	0.67	0.72	0.66	0.77

Netback	3.69	3.45	3.92	2.27	2.27	2.30	2.27	2.69	1.87

Total Operations Netback ($/Mcfe)
Price	6.28	5.49	7.02	4.37	4.61	4.20	4.32	4.66	3.99
Production and mineral taxes	0.14	0.12	0.16	0.12	0.13	0.12	0.11	0.13	0.09
Transportation and processing	1.39	1.49	1.30	1.30	1.38	1.32	1.25	1.25	1.25
Operating (3)	0.57	0.57	0.57	0.67	0.68	0.61	0.69	0.65	0.73

Netback	4.18	3.31	4.99	2.28	2.42	2.15	2.27	2.63	1.92

(1)	Canadian Operations price reflects Deep Panuke price for 2014 year-to-date of $11.31/Mcf on natural gas production volumes of 248 MMcf/d. Excluding the impact of the Deep Panuke operations, the natural gas price for 2014 year-to-date is $4.68/Mcf.
(2)	Excluding the impact of the Deep Panuke operations, the natural gas price for 2014 year-to-date is $4.86/Mcf.
(3)	2014 year-to-date operating expense includes costs related to long-term incentives of $0.05/Mcfe (2013 year-to-date—nil).

Encana Corporation	72	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties (continued)

Impact of Realized Financial Hedging

	2014			2013
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	(0.43)	(0.33)	(0.53)	0.51	0.60	0.78	0.33	0.15	0.50
USA Operations	(0.51)	(0.44)	(0.58)	0.53	0.72	0.69	0.37	0.21	0.53
Total Operations	(0.47)	(0.38)	(0.55)	0.52	0.65	0.74	0.35	0.18	0.51

Liquids ($/bbl)
Canadian Operations	(0.63)	(1.22)	(0.09)	0.46	1.62	(2.59)	1.57	1.00	2.20
USA Operations	(1.21)	(2.28)	0.04	0.44	1.15	(2.73)	1.96	1.32	2.67
Total Operations	(0.88)	(1.70)	(0.04)	0.45	1.43	(2.65)	1.75	1.15	2.41

Total ($/Mcfe)
Canadian Operations	(0.39)	(0.31)	(0.46)	0.46	0.55	0.63	0.32	0.15	0.49
USA Operations	(0.47)	(0.43)	(0.51)	0.49	0.66	0.57	0.37	0.21	0.52
Total Operations	(0.43)	(0.36)	(0.48)	0.47	0.60	0.60	0.35	0.18	0.51

Per-unit Results, Including the Impact of Realized Financial Hedging

	2014			2013
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Operations	5.34	3.94	6.64	3.86	4.20	3.68	3.77	3.84	3.71
USA Operations	4.54	4.28	4.76	4.34	4.53	4.35	4.26	4.50	4.03
Total Operations	4.99	4.08	5.82	4.09	4.34	4.00	4.02	4.17	3.86

Natural Gas Netback ($/Mcf)
Canadian Operations	3.27	1.82	4.62	1.87	2.13	1.74	1.80	1.86	1.75
USA Operations	2.07	1.66	2.43	2.02	1.93	2.04	2.07	2.28	1.86
Total Operations	2.75	1.75	3.66	1.94	2.04	1.87	1.94	2.07	1.79

Liquids Price ($/bbl)
Canadian Operations	65.62	64.91	66.27	65.52	64.42	64.74	66.89	66.88	66.92
USA Operations	74.46	75.18	73.65	70.62	70.61	69.80	71.16	69.88	72.58
Total Operations	69.36	69.53	69.19	67.75	67.01	66.95	68.82	68.25	69.45

Liquids Netback ($/bbl)
Canadian Operations	59.07	58.13	59.92	58.11	56.63	56.68	60.21	60.96	59.40
USA Operations	65.37	65.70	65.03	58.81	61.44	59.77	56.43	57.77	54.92
Total Operations	61.73	61.54	61.93	58.42	58.64	58.02	58.50	59.52	57.41

Total Price ($/Mcfe)
Canadian Operations	6.08	4.86	7.24	4.65	5.05	4.53	4.48	4.59	4.38
USA Operations	5.56	5.48	5.63	5.05	5.40	5.11	4.86	5.10	4.62
Total Operations	5.85	5.13	6.54	4.84	5.21	4.80	4.67	4.84	4.50

Total Netback ($/Mcfe)
Canadian Operations	4.15	2.87	5.35	2.74	3.09	2.65	2.60	2.71	2.48
USA Operations	3.22	3.02	3.41	2.76	2.93	2.87	2.64	2.90	2.39
Total Operations	3.75	2.95	4.51	2.75	3.02	2.75	2.62	2.81	2.43

Encana Corporation	73	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play

	2014			2013
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Natural Gas Production (MMcf/d)—After Royalties
Canadian Operations
Montney	484	484	484	463	500	513	419	424	413
Duvernay	9	9	8	4	7	5	2	2	1
Other Upstream Operations (1)
Clearwater	314	305	324	335	329	332	339	331	347
Bighorn	238	230	246	255	283	253	242	242	243
Deep Panuke	248	243	253	41	133	30	—	—	—
Other and emerging	223	192	253	334	276	281	391	365	418

Total Canadian Operations	1,516	1,463	1,568	1,432	1,528	1,414	1,393	1,364	1,422

USA Operations
DJ Basin	42	43	40	39	43	37	38	39	37
San Juan	7	7	7	3	6	3	1	1	1
Eagle Ford	2	5	—	—	—	—	—	—	—
Other Upstream Operations (1)
Piceance	421	407	436	455	452	444	462	465	459
Haynesville	348	365	331	348	261	336	397	375	420
Jonah	203	124	282	323	296	320	339	332	346
East Texas	105	97	113	136	123	132	145	145	145
Other and emerging	31	30	32	41	35	37	46	45	47

Total USA Operations	1,159	1,078	1,241	1,345	1,216	1,309	1,428	1,402	1,455

Oil & NGLs Production (Mbbls/d)—After Royalties
Canadian Operations
Montney	14.7	13.3	16.1	10.0	13.5	11.8	7.2	7.8	6.7
Duvernay	1.6	1.8	1.4	0.7	1.2	0.7	0.4	0.5	0.3
Other Upstream Operations (1)
Clearwater	11.3	11.3	11.3	9.9	12.2	9.8	8.8	9.2	8.5
Bighorn	11.5	11.0	12.1	8.9	10.9	9.9	7.4	7.4	7.4
Other and emerging	0.1	—	0.1	0.9	0.7	0.6	1.2	1.1	1.1

Total Canadian Operations	39.2	37.4	41.0	30.4	38.5	32.8	25.0	26.0	24.0

USA Operations
DJ Basin	10.3	10.1	10.5	8.4	10.7	8.2	7.3	7.8	6.8
San Juan	3.3	3.9	2.7	1.4	2.9	1.9	0.3	0.4	0.3
Eagle Ford	2.5	5.0	—	—	—	—	—	—	—
Other Upstream Operations (1)
Piceance	5.4	5.3	5.4	5.1	5.3	5.5	4.8	5.2	4.3
Jonah	3.6	2.5	4.7	4.7	4.6	4.8	4.7	4.9	4.6
East Texas	1.1	1.0	1.2	1.0	1.0	1.1	0.9	0.9	0.8
Other and emerging	2.6	3.0	2.4	2.9	3.0	3.9	2.6	2.4	2.7

Total USA Operations	28.8	30.8	26.9	23.5	27.5	25.4	20.6	21.6	19.5

(1)	Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	74	Supplemental Information (prepared in US$)

Second quarter report

for the period ended June 30, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play (continued)

	2014			2013
	Year-to- date	Q2	Q1	Year	Q4	Q3	Q2 Year- to-date	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Operations
Montney	50	23	27	61	18	14	29	13	16
Duvernay	12	6	6	12	4	4	4	2	2
Other Upstream Operations (1)
Clearwater	66	—	66	283	115	81	87	—	87
Bighorn	—	—	—	21	1	3	17	9	8
Other and emerging	—	—	—	13	2	2	9	5	4

Total Canadian Operations	128	29	99	390	140	104	146	29	117

USA Operations
DJ Basin	32	14	18	51	11	13	27	15	12
San Juan	9	5	4	19	4	7	8	6	2
Other Upstream Operations (1)
Piceance	1	—	1	85	20	20	45	23	22
Haynesville	—	—	—	19	7	5	7	5	2
Jonah	18	6	12	49	9	13	27	13	14
East Texas	—	—	—	7	3	2	2	—	2
Other and emerging	6	4	2	7	2	2	3	—	3

Total USA Operations	66	29	37	237	56	62	119	62	57

(1)	Other Upstream Operations includes net wells drilled in resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	75	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Brian Dutton	Patti Posadowski
Director, Investor Relations	Senior Advisor, Investor Relations
(403) 645-2285	(403) 645-2252

Media contact:

Jay Averill
Director, External Communications
(403) 645-4747

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com